As filed with the Securities and Exchange Commission on May 1, 2006

File No. ________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Small Business Issuer in its charter)

Maryland           20-0939158

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2555 East Camelback Road, Suite 400

Phoenix, Arizona	85016
(Address of principle executive offices)	(Zip Code)

Issuer’s telephone number: (602) 778-8700

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 10-SB of Cole Credit Property Trust, Inc. other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Registration Statement is filed with the Securities and Exchange Commission (“SEC”). We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Registration Statement, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See the section captioned “Item 1. Description of Business - Risk Factors” beginning on page 10 of this Registration Statement on Form 10-SB.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered.

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

Cole Credit Property Trust, Inc. is a Maryland corporation formed on March 29, 2004. We qualified as a real estate investment trust (“REIT”) beginning with the year ended December 31, 2004. We are the sole general partner of Cole Operating Partnership I, LP, a Delaware limited partnership, which we refer to in this Registration Statement as our “operating partnership” or “Cole OP I.” We refer to Cole Credit Property Trust, Inc. and, where required by the context in which the term is used, the operating partnership, as the “Company”, “we”, “us” and “our.”

We were organized to acquire and operate commercial real estate primarily consisting of high quality, freestanding, single-tenant retail properties net leased to investment grade and other creditworthy tenants located throughout the United States. As of April 27, 2006, we owned 41 properties located in 19 states, comprising approximately 1.0 million rentable square feet. At April 27, 2006, these properties were 100% leased. We acquired all of these properties subsequent to our formation. See “Item 3. Description of Properties” below.

Substantially all of our business is conducted through our operating partnership. We own an approximately 99.99% interest in Cole OP I as its general partner. The remaining approximately 0.01% of Cole OP I is held as a limited partner’s interest by Cole REIT Advisors, LLC (“Cole Advisors”), which is our affiliated advisor.

Cole Advisors acts as our advisor pursuant to an advisory agreement between Cole Advisors and us. In its capacity as our advisor, Cole Advisors is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf as well as making recommendations as to dispositions of assets. Our board of directors exercises fiduciary duties in reviewing these recommendations and determining to approve or reject proposed transactions. Our advisor also provides asset management, marketing, investor relations and other administrative services on our behalf. Our agreement with Cole Advisors is for a one-year term and is reconsidered on an annual basis by our board of directors.

On April 6, 2004, we commenced a private placement of shares of common stock offered at a price of $10.00 per share, subject to certain volume and other discounts (the “Offering”). We commenced our principal operations on July 1, 2004, when we issued the initial 264,200 shares of our common stock in the Offering. Prior to such date, we were considered a development stage company. We completed the Offering on September 16, 2005, after having raised aggregate gross proceeds of $100,331,320 through the sale of an aggregate of 10,097,251 shares of our common stock. As of April 27, 2006, 10,095,751 shares of our common stock were issued and outstanding and held by 1,462 stockholders of record.

We issued our common stock in the Offering in reliance upon exemptions from the registration requirements of the Securities Act and state securities laws. As a result, our stockholders may not transfer the shares of common stock except pursuant to an effective registration statement or pursuant to an exemption from registration. Our common stock is not currently listed on a national exchange or inter-dealer quotation system and there currently is no market for our common stock. We do not intend to list our shares at this time. We do not anticipate that there will be any market for our common stock until our shares are listed or quoted. However, once a stockholder has held our shares for at least one year, he or she may be able to have the shares repurchased by us pursuant to our share redemption program.

As of December 31, 2005, we had fully invested the proceeds from the Offering in 41 freestanding, single-tenant properties for an aggregate purchase price of approximately $195.9 million exclusive of closing costs. We do not anticipate acquiring any additional properties, unless we were to dispose of any of our properties in the ordinary course of business, in which case we would expect to reinvest the sales proceeds in additional properties. We currently have no plans to dispose of any of our properties.

We expect to hold the properties that we acquire for approximately six to eight years, and return to our stockholders all or a portion of their capital contributions in connection with the sale of our properties or our company. Alternatively, our board of directors may determine to list our shares of common stock on a securities exchange or include them for quotation on the The Nasdaq National Market. Pursuant to our charter, if we do not list our shares of common stock on a national securities exchange or include them for quotation on The Nasdaq National Market on or before February 1, 2016, we will be required to either:

•	seek stockholder approval of an extension or amendment to this listing deadline; or
•	seek stockholder approval to adopt a plan of liquidation.

If we do not list the shares by such date, and do not obtain stockholder approval of an extension or amendment to the listing deadline, we then would be required to seek stockholder approval of our plan of liquidation. If we seek and fail to obtain stockholder approval of our plan of liquidation, our charter would not require us to list or liquidate and we could continue to operate as before. If we seek and obtain stockholder approval of our plan of liquidation, we would begin an orderly sale of our properties and distribute our net proceeds from liquidation to our stockholders.

Our principal executive offices are located at 2555 East Camelback Road, Suite 400, Phoenix, Arizona 85016. Our telephone number is (602) 778-8700. You can also find information about us on our website at www.colecapital.com.

Investment Objectives and Policies

General

Our objective is to invest in primarily high quality, freestanding, income-generating properties net leased to investment grade and other creditworthy tenants. Our primary investment objectives are:

•	to provide current income for our stockholders through the payment of cash distributions;
•	to preserve and return our stockholders’ capital contributions; and
•	to realize growth in the value of our properties upon the ultimate sale of such properties.

Our board of directors may revise our investment policies, which we describe in more detail below, without the concurrence of our stockholders. Our board reviews our investment policies at least annually to determine that our policies are in the best interest of our stockholders.

Primary Investment Focus

We primarily own and invest in high quality, income-generating retail properties, net leased to investment grade and other creditworthy tenants. Our current investments are indirect investments in such properties through wholly-owned subsidiaries of Cole OP I. We may also invest in other entities that own or invest in, directly or indirectly, interests in such properties. We seek to own and maintain a portfolio of real estate that is diversified by geographical location and by type and size of retail centers. Our properties consist of real estate primarily improved for use as retail establishments and principally are freestanding, single-tenant retail properties.

Many of our properties are leased to tenants in the chain or franchise retail industry, including but not limited to convenience stores, drug stores, home improvement stores, automobile dealerships and sporting goods properties. Our advisor monitors industry trends and invests in properties that we believe to provide the most favorable return balanced with risk. Our management targets primarily retail businesses with established track records.

We believe that our focus on the acquisition of freestanding, single tenant retail properties net leased to investment grade and other creditworthy tenants presents lower investment risks and greater stability than other sectors of today’s commercial real estate market. Unlike funds that invest in a limited number of large investments in large, multi-tenant properties, our portfolio is diversified into a larger number of assets, with the result that lower than expected results of operations from one or a few investments will not preclude our ability to realize our investment objectives of cash flow, preservation of capital and capital appreciation from our overall portfolio. Our management believes that freestanding retail properties, as opposed to investments in shopping centers, malls or other large retail complexes as a whole, offer a distinct investment advantage since these properties generally offer superior locations that are less dependent on the financial stability of adjoining tenants. In addition, since we acquired properties that are geographically diverse, we will reduce the potential adverse impact of economic downturns in local markets.

We apply credit underwriting criteria to the tenants of existing properties and when re-leasing properties in our portfolio. Tenants of our properties typically are large national or super-regional retail chains that are creditworthy entities having significant net worth and operating income. Generally these tenants are experienced multi-unit operators with a proven track record in order to meet the credit tests applied by our advisor.

A tenant is considered “investment grade” when the tenant has a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s of BBB- or better, or its payments are guaranteed by a company with such a debt rating.

Other creditworthy tenants have financial profiles that our advisor believes meet our investment objectives of cash flow, preservation of capital and capital appreciation. In making such determination, our advisor will look to factors that may include the financial condition of the tenant and/or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and terms at the time of the acquisition.

Other Possible Investments

Although most of our property acquisitions are of the type described above, we have made, and may continue to make, other investments. For example, we are not limited to investments in single-tenant retail properties or properties leased to investment grade tenants. We have invested, or may invest in the future, in other commercial properties, such as shopping centers, business and industrial parks, manufacturing facilities, office buildings and warehouse and distribution facilities in order to reduce overall portfolio risks or enhance overall portfolio returns. We made such investments only after our advisor determined that it would be advantageous to do so. It is the policy of our board of directors to limit our investments in non-freestanding, single-tenant retail properties and mortgage loans to 20% of our investment portfolio.

We have not made, and do not intend to make, loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than interests in real estate.

Acquisition of Investments from Affiliates

We have acquired eight properties from affiliated entities, which include a portfolio of three Wawa convenience stores, a Carmax auto sales store, two Rite Aid drugstores, and two Walgreens drugstores for an aggregate purchase price of approximately $47.9 million. A majority of our directors determined that the transactions were fair and reasonable to us. The purchase price that we paid for the properties we acquired from affiliates of our advisor was the cost paid by the affiliates to acquire such properties, which did not exceed the fair market value of the properties as determined by a majority of our directors.

Investment Decisions

Cole Advisors has substantial discretion with respect to the selection of specific investments and the purchase and sale of our properties, subject to the approval of our board of directors. In pursuing our investment objectives and making investment decisions for us, Cole Advisors evaluates the proposed terms of the purchase against all aspects of the transaction, including the condition and financial performance of the property, the terms of existing leases and the creditworthiness of the tenant, and property and location characteristics. Because the factors considered, including the specific weight we place on each factor, vary for each investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

In addition to procuring and reviewing an independent valuation estimate and property condition report, our advisor also considers the following:

•	unit level store performance;
•	property location, visibility and access;
•	age of the property, physical condition and curb appeal;
•	the prospects for long-range appreciation and liquidity;
•	suitability of the property for any development contemplated or in progress;
•	the property’s income producing capacity;
•	tax considerations;
•	neighboring property uses;
•	local market conditions including vacancy rates;
•	area demographics, including trade area population and average household income;
•	neighborhood growth patterns and economic conditions;
•	presence of demand generators; and
•	lease terms.

Our advisor considers properties leased and/or guaranteed by companies that maintain an investment grade rating by either Standard and Poor’s or Moody’s Investor Services. Our advisor also considers non-rated and non-investment grade rated tenants that we consider creditworthy.

Conditions to Closing Our Acquisitions

Generally, we condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;
•	surveys;
•	evidence of marketable title, subject to such liens and encumbrances as are acceptable to Cole Advisors;
•	financial statements covering recent operations of properties having operating histories;
•	title and liability insurance policies; and
•	tenant estoppel certificates.

We generally will not purchase and have not purchased, any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. However, we may purchase a property without obtaining such an assessment if our advisor determines it is not warranted. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel who perform a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate identity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water or building materials from the property and may not reveal all environmental hazards on the property.

Ownership Structure

Our investment in real estate generally takes the form of holding fee title or a long-term leasehold estate. We acquire such interests either directly through our operating partnership or indirectly through limited liability companies that are wholly-owned by our operating partnership. In addition, in certain cases we purchased properties and leased them back to the sellers of such properties and we may engage in these types of sale-leaseback transactions in the future. While we use our best efforts to structure any such sale-leaseback transaction such that the lease is characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the Internal Revenue Service will not challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Borrowing Policies

We believe that utilizing a moderate amount of borrowing is consistent with our investment objective of maximizing the return to investors. The number of different properties that we acquired has been affected by the amount of funds available to us. Accordingly, utilizing borrowings allowed us to increase the number of our acquisitions and our diversification. There is no limitation on the amount we can borrow for the purchase of any property or other investment. However, we intend to limit our borrowings so that we generally will not borrow in the aggregate in excess of 60.0% of the value of our assets. As of March 31, 2006, we had approximately $114.0 million in aggregate principle amount of borrowings outstanding, which represented approximately 58% of the aggregate value of our assets (based on the purchase price of the assets).

Our liability for the repayment of indebtedness generally is limited to the value of the property securing the liability and the rents or profits derived therefrom. Our use of leverage increases the risk of default on the mortgage payments and a resulting foreclosure of a particular property. We believe that our policy limiting the amount of borrowing to 60.0% of the value of our assets allows us to effectively manage the risk associated with borrowing. See “Risk Factors – Risks Related to Investments in Real Estate” below.

Our indebtedness is interest-only. Some loans contain hyperamortization clauses that provide for interest rate increases and for all rents and profits as defined to be applied to all amounts due under the loans until the loans and accrued interest are paid in full. The loans are assigned in connection with our sale of properties with the consent of the lender. Some loans may permit repayment only pursuant to defeasance whereby we can substitute U.S. treasuries to serve as collateral in lieu of the properties. Some loans may have a lock-out period prohibiting any prepayment during such period.

Disposition Policies

We intend to hold each property we acquire for an extended period of time, generally six to eight years. However, circumstances might arise that could result in the early sale of some properties. We may sell a property before the end of the expected holding period if we believe the sale of the property would be in the best interests of our company and our stockholders. As of March 31, 2006, we had not sold any properties.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions and current tenant creditworthiness, with a view to achieving maximum capital appreciation. We cannot assure you that this objective will be realized. The selling price of a property that is net leased will be determined in large part by the amount of rent payable remaining under the lease. In connection with our sales of properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with Cole Advisors, our advisor, and its affiliates, including conflicts related to the arrangements pursuant to which Cole Advisors and its affiliates will be compensated by us. Additionally, each of our directors is an affiliate of Cole Advisors as well as other Cole-sponsored real estate programs. The agreements and compensation arrangements between us and our advisor and its affiliates were not determined by arm’s-length negotiations. Some of the conflicts of interest in our transactions with our advisor and its affiliates, and the limitations on our advisor adopted to address these conflicts, are described below.

Our advisor and its key personnel and affiliates have and will continue to try to balance our interests with their duties to other Cole-sponsored programs. However, to the extent that our advisor or its key personnel and affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors, officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us.

Interests in Other Real Estate Programs

An affiliate of our directors and our advisor acts as an advisor to, and our officers and a director act as officers and a director of, Cole Credit Property Trust II, Inc., which is a real estate investment trust that has similar investment objectives to us. Affiliates of our directors and officers and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our directors and officers and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and policies as we do and which may be involved in the same geographic area. Our advisor, its affiliates and affiliates of our directors and officers are not obligated to present to us any particular investment opportunity that comes to their attention, even if such opportunity is of a character that might be suitable for investment by us. Our advisor and its affiliates, as well as our officers and directors, likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.

Every transaction that we enter into with our advisor or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates.

Other Activities of Cole Advisors and its Affiliates

We rely on Cole Advisors for the day-to-day operation of our business pursuant to an advisory agreement. As a result of the interests of members of its management, as well as the interests of our directors and officers, in other Cole-sponsored programs and the fact that they have also engaged and will continue to engage in other business activities, Cole Advisors and its key personnel and affiliates, as well as our directors and officers, will have conflicts of interest in allocating their time between us and other Cole-sponsored programs and other activities in which they are involved. However, Cole Advisors believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the Cole-sponsored programs and other ventures in which they are involved.

Each of our directors and executive officers, including Christopher H. Cole, who also serves as the chairman of our board of directors, also serves as an officer of our advisor, our property manager, our dealer manager and other affiliated entities. As a result, these individuals owe duties to these other entities that may conflict with the duties that they owe to us and our stockholders.

We have purchased, and in the future may purchase properties or interests in properties from affiliates of Cole Advisors. The prices we pay to affiliates of our advisor for these properties will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated with unaffiliated parties.

Competition in Acquiring, Leasing and Operating of Properties

Conflicts of interest will exist to the extent that we have acquired, and in the future may acquire, properties in the same geographic areas where properties owned by other Cole-sponsored programs are located. In such a case, a conflict could arise in the leasing of properties in the event that we and another Cole-sponsored program were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we and another Cole-sponsored program were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances. Cole Advisors seeks to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, Cole Advisors seeks to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resale or leasing of the various properties.

Affiliated Dealer Manager

Cole Capital Corporation (“Cole Capital”), an affiliate of Cole Advisors, acted as the dealer manager in our offering. As a result, we did not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the Offering. We paid an aggregate of approximately $6,427,000 in commissions and approximately $2,527,000 in dealer manager fees in connection with our Offering. Cole Capital reallowed all of the commissions and approximately $597,000 of the dealer manager fees to other third party broker-dealers in connection with the sale of shares in the Offering.

Affiliated Property Manager

Our properties are, and we anticipate that properties we acquire in the future, if any, will be, managed and leased by our affiliated property manager, Cole Realty Advisors, Inc., f/k/a Fund Realty Advisors, Inc. (“Cole Realty”), pursuant to a property management and leasing agreement. Cole Realty also serves as property manager for properties owned by Cole affiliated real estate programs, some of which may be in competition with our properties. Management fees to be paid to our property manager are based on a percentage of the rental income received by the managed properties. See “Item 6. Executive Compensation.”

Lack of Separate Representation

Morris, Manning & Martin, LLP acts, and may in the future act, as counsel to us, Cole Advisors, and certain of our respective affiliates. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. In the event that a dispute were to arise between us, Cole Advisors, or any of our respective affiliates, separate counsel for such matters will be retained as and when appropriate.

Receipt of Fees and Other Compensation by Cole Advisors and Its Affiliates

We paid to, and will continue to pay to, Cole Advisors and its affiliates fees in connection with our operation, purchases and sales of properties, commissions, fees and other compensation, including acquisition and advisory fees, the dealer manager fee, property management and leasing fees, real estate brokerage commissions and participation in nonliquidating net sale proceeds. However, the fees and compensation payable to Cole Advisors and its affiliates relating to the net sale proceeds from the sale of properties will only be payable after the return to the stockholders of their capital contributions plus cumulative returns on such capital. Subject to oversight by our board of directors, Cole Advisors will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, Cole Advisors may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees will generally be payable to Cole Advisors and its affiliates regardless of the quality of the properties acquired or the services provided to us. See “Item 6. Executive Compensation.”

Policies With Respect to Conflicts of Interest

In order to reduce or eliminate certain potential conflicts of interest, we have adopted certain policies relating to transactions we enter into with our affiliates and allocation of investment opportunities among affiliated entities.

Transactions with Affiliates. Our policy is that the terms on which our relationships are conducted with our advisor or any of its affiliates will be fair to us and on terms and conditions no less favorable to us than can be obtained from independent third parties for comparable services in the same location.

Conflict Resolution Procedures with Respect to Acquisition of Properties. We and our advisor and its affiliates have agreed on certain steps to eliminate potential conflicts in connection with selecting properties for purchase when the property is suitable, under all of the factors considered by our advisor, for us and one or more other entities affiliated with our advisor. The affiliated parties will first consider which programs have funds for investment and will offer the property first to the program that has had the largest period of time elapse since it was offered an investment opportunity. In determining suitability, the factors that will be considered include cash requirements of each program, the effect of the acquisition on diversification by type of property, geographic area and type of tenant, anticipated cash flow, purchase price, and size of the investment. We and our advisor reserve the right to make adjustments in such determinations if delays occur and an acquisition does not close when anticipated.

Employees

We have no direct employees. The employees of Cole Advisors and other affiliates of our advisor provide services for us related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services.

We are dependent on our advisor and its affiliates for services that are essential to us, including asset acquisition and disposition decisions, property management and other general administrative responsibilities. In the event that these companies were unable to provide these services to us, we would be required to obtain such services from other sources.

We may reimburse Cole Advisors and its affiliates for expenses incurred in connection with its provision of administrative services to us, including personnel costs, subject to certain limitations. During the quarters ended March 31, 2006 and 2005, the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, no amounts were reimbursed to Cole Advisors and its affiliates for such services.

Insurance

We believe that our properties are adequately insured.

Competition

As we purchase properties for our portfolio, we are in competition with other potential buyers for the same properties, and may have to pay more to purchase the property then we would if there were no other potential acquirers or will have to locate another property that meets our investment criteria. Although our properties are currently 100% leased and we have acquired, and intend to continue to acquire, properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for its properties.

Concentration of Credit Risk

At March 31, 2006 and December 31, 2005, we had cash on deposit in one financial institution in excess of federally insured levels; however, we have not experienced any losses in such accounts. We limit investment of cash investments to financial institutions with high credit standing; therefore, we believe we are not exposed to any significant credit risk on cash.

Our tenants are generally of “investment grade” quality. As of March 31, 2006 and December 31, 2005, four tenants in the drugstore industry, one tenant in the auto sales industry and one tenant in the home improvement industry accounted for approximately 37%, 10%, and 10%, of our 2005 gross annualized base rental revenues, respectively.

RISK FACTORS

Risks Related to an Investment in Cole Credit Property Trust, Inc.

There is no public trading market for our shares, and there may never be one; therefore, it will be difficult for an investor to sell its shares.

There currently is no public market for our shares, and there may never be one. An investor may not sell its shares unless the buyer meets applicable suitability and minimum purchase standards. Our charter also prohibits the ownership of more than 9.8% of our common stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase an investor’s shares. Moreover, our share redemption program includes numerous restrictions that would limit an investor’s ability to sell its shares to us. Therefore, it may be difficult for an investor to sell its shares promptly or at all. If an investor is able to sell its shares, it likely will have to sell them at a substantial discount to the price it paid for the shares. It also is likely that an investor’s shares would not be accepted as the primary collateral for a loan. An investor should purchase the shares only as a long-term investment because of the illiquid nature of the shares.

If our investments do not perform as we expect, then we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our investments. An investor must rely almost entirely on the management ability of Cole Advisors and the oversight of our board of directors. Cole Advisors may not have been successful in obtaining suitable investments on financially attractive terms or that our objectives will be achieved by these investments.

If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of an investor’s investment.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Christopher H. Cole, Blair D. Koblenz, Jonathan T. Albro, John M. Pons, Sean D. Leahy, D. Kirk McAllaster, Jr. and Christopher T. Robertson, each of whom would be difficult to replace. We cannot guarantee that all, or any particular one of these individuals, will remain affiliated with us and/or our advisor. If any of our advisor’s key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on Mr. Cole or any other person. We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and our advisor may not be successful in attracting and retaining such skilled personnel. If our advisor loses or is unable to obtain the services of key personnel or does not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of an investor’s investment may decline.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our advisor are limited, which could reduce an investor’s, and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter authorizes us, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our charter and bylaws also permit us to indemnify and advance expenses to our employees and agents. Our advisory agreement requires us to indemnify our advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our advisor and its affiliates, than might otherwise exist under common law, which could reduce your and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our advisor in some cases, which would decrease the cash otherwise available for distribution to you.

Risks Related to Conflicts of Interest

Cole Advisors faces conflicts of interest relating to the leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment results.

Affiliates of our advisor currently sponsor, and may sponsor in the future other real estate investment programs. We may own properties in geographic areas where other Cole-sponsored programs own properties. Also, we may acquire properties from, or sell properties to, other Cole-sponsored programs. If one of the other Cole-sponsored programs attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. An investor will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making its investment. Similar conflicts of interest may apply if our advisor determines to make or purchase mortgage loans or participations in mortgage loans on our behalf, since other Cole-sponsored programs may be competing with us for these investments.

Cole Advisors and its officers and employees and certain of our key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Cole Advisors and its officers and employees and certain of our key personnel and their respective affiliates are key personnel, general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the return on your investment may suffer.

Our officers and some of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.

Our executive officers and directors are also officers and directors of our advisor, our property manager, our dealer manager and other affiliated entities. As a result, these individuals owe duties to these other entities and their stockholders and limited partners, which duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to (i) allocation of new investments and management time and services between us and the other entities, (ii) our purchase of properties from, or sale of properties to, affiliated entities, (iii) the timing and terms of the investment in or sale of an asset, (iv) compensation to our advisor, and (v) our relationship with our dealer manager and property manager. If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets.

Cole Advisors faces conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not in the long-term best interests of our stockholders.

Under our advisory agreement, Cole Advisors is entitled to fees that are structured in a manner intended to provide incentives to our advisor to perform in our best interests and in the best interests of our stockholders. However, because our advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our advisor’s interests are not wholly aligned with those of our stockholders. In that regard, our advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor to fees. In addition, our advisor’s entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle the advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Our advisory agreement requires us to pay a performance-based termination fee to our advisor in the event that we terminate the advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sales proceeds. To avoid paying this fee, our directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to the advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the fee to the terminated advisor. Moreover, our advisor has the right to terminate the advisory agreement upon a change of control and thereby trigger the payment of the performance fee, which could delay, defer or prevent the change of control.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us and also represents our advisor and some of its affiliates, including Cole Credit Property Trust II, Inc. and its advisors. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Morris, Manning & Martin, LLP may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% in value or number, whichever is more restrictive, of our outstanding common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 100,000,000 shares of stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10.0% or more of the voting power of the corporation’s shares; or
•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland Corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination involving Cole Advisors or any affiliate of Cole Advisors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and Cole Advisors or any affiliate of Cole Advisors. As a result, Cole Advisors and any affiliate of Cole Advisors may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

If we are required to register as an investment company under the Investment Company Act, we could not continue our business, which may significantly reduce the value of your investment.

We are not registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;
•	restrictions on specified investments;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business. In order to safeguard against having to be registered under the Investment Company Act, we plan to, among other things, continue to qualify for an exemption from regulation under the Investment Company Act by being engaged primarily in the business of buying real estate. To maintain compliance with this Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

You are bound by the majority vote on matters on which you are entitled to vote, and therefore, your vote on a particular matter may be superseded by the vote of others.

You may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, you are bound by the majority vote on matters requiring approval of a majority of the stockholders even if you do not vote with the majority on any such matter.

If you do not agree with the decisions of our board of directors, you only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following:

•	the election or removal of directors;
•

any amendment of our charter, except as provided by law and, except that our board of directors may amend our charter without stockholder approval to increase or decrease the aggregate number of our shares, to increase or decrease the number of our shares of any class or series that we have the authority to issue or to classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;

•	our liquidation or dissolution; and

•	any merger, consolidation or sale or other disposition of substantially all of our assets, except as provided by law.

All other matters are subject to the discretion of our board of directors.

You are limited in your ability to sell shares pursuant to our share redemption program and may have to hold your shares for an indefinite period of time.

Our board of directors could choose to amend the terms of our share redemption program, reject any request for redemption or change the redemption price, without stockholder approval. In addition, the share redemption program includes numerous restrictions that would limit your ability to sell your shares. Generally, you must have held your shares for at least one year in order to participate in our share redemption program. Except for redemptions upon the death of a stockholder, the purchase price for redeemed shares will be equal to the lesser of (A) the price actually paid for those shares, or (B) either (i) $8.50 per share, or (ii) 90.0% of the net asset value per share, as determined by our advisor or another firm we might choose for that purpose. Subject to funds being available, we will not redeem an amount of shares in any fiscal year with an aggregate redemption price in excess of 1.0% of our annual cash flow. This limit might prevent us from accommodating all redemption requests made in any year. Redemption of shares, when requested, generally are made quarterly on a first-come, first served basis. We cannot guarantee that we will have sufficient available cash flow to accommodate any or all requests made in any quarter. You may present to us fewer than all of your shares for redemption, except that (i) you must present for redemption at least 2,500 shares, and (2) if you retain any shares, you must retain at least 2,500 shares. These restrictions severely limit your ability to sell their shares should you require liquidity and limit your ability to recover the value you invested or the fair amount value of their shares.

We established the offering price on an arbitrary basis; as a result, the actual value of your investment may be substantially less than what you paid.

Our board of directors arbitrarily determined the selling price of the shares in the Offering, and such price bore no relationship to our book or asset values at the time of the offering, or to any other established criteria for valuing issued or outstanding shares. Because the offering price was not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation.

Because the dealer manager in the Offering was one of our affiliates, you did not have the benefit of an independent review of the prospectus or us, as is customarily performed in underwritten offerings.

The dealer manager in the Offering, Cole Capital, is one of our affiliates and did not make an independent review of us or the Offering. Accordingly, you had to rely on your own broker-dealer to make an independent review of the terms of the Offering. If your broker-dealer did not conduct such a review, you did not have the benefit of an independent review of the terms of the Offering.

Your interests will be diluted if we issue additional shares.

Our stockholders do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 100,000,000 shares of stock, of which 90,000,000 shares are designated as common stock and 10,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of our board of directors. Therefore, in the event that we (1) sell additional shares in the future, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private or public offering, (4) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement, or (5) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Cole OP I, our stockholders likely would experience dilution of their equity investment in us. Because of these and other reasons described in this section, you should not expect to be able to own a significant percentage of our shares.

Payment of fees to Cole Advisors and its affiliates will reduce cash available for investment and distribution.

Cole Advisors and its affiliates perform services for us in connection with the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage loans, if any, and the administration of our other investments. They are paid substantial fees for these services, which reduces the amount of cash available for investment in properties or distribution to our stockholders.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions principally are based on cash available from our operations. The amount of cash available for distributions is affected by many factors, such as our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. Currently we pay monthly distributions, however, we may not be able to pay or maintain distributions or that distributions will increase over time. Nor can we give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we often will need to expend substantial funds for tenant improvements to the vacated space in order to attract replacement tenants. In addition, while most of our leases with tenants require tenants to pay routine property maintenance costs, we generally are responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops.

We used substantially all of the gross proceeds from our offering of shares of our common stock to buy real estate and pay various fees and expenses. We did not reserve any material portion of the proceeds from the offering for capital needs. Accordingly, if we need additional capital to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

General Risks Related to Investments in Real Estate

Our operating results are affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we may not be profitable or realize growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

•	changes in general economic or local conditions;
•	changes in supply of or demand for similar or competing properties in an area;
•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
•	changes in tax, real estate, environmental and zoning laws; and
•	periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

Most of our properties depend upon a single tenant for all of its rental income, and our financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business or a lease termination of a single tenant.

Most of our properties are occupied by only one tenant and, therefore, the success of those properties is materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease or a tenant’s election not to extend a lease upon its expiration could have an adverse effect on our financial condition and our ability to pay distributions.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases.

Any or all of the tenants, or a guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions. In the event of a bankruptcy, the tenant or its trustee may not assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to you may be adversely affected.

If a sale-leaseback transaction is re-characterized, our financial condition could be adversely affected.

We have entered, and may in the future enter, into sale-leaseback transactions, whereby we purchase a property and then lease the same property back to the person or entity from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business.

If the sale-leaseback transaction were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. These outcomes could adversely affect our cash flow and the amount available to your for distributions.

If the sale-leaseback transaction were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. The imposition of liability on us could adversely affect our cash flow and the amount available for distributions to our stockholders.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish a stockholder’s return on investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash distributions to be distributed to stockholders. In addition, because properties’ market values depend principally upon the value of the properties’ leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce your returns.

We often obtained only limited warranties when we purchased a property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements often contain only limited warranties, representations and indemnifications that only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we would be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. We used substantially all of our offering’s gross proceeds to buy real estate and pay various fees and expenses. We did reserve any material portion of the proceeds from the offering for future capital needs. Accordingly, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we would be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

Many of our leases do not contain rental increases over time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We have acquired and financed properties with lock-out provisions, which prohibit us from selling a property, or require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available to you for distributions. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions or cash available for distributions.

Our properties are subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses.

While our properties may be leased on a net-lease basis or require the tenants to pay a portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we will have to pay those costs. If tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

Adverse economic conditions will negatively affect our returns and profitability.

Recent geopolitical events have exacerbated the general economic slowdown that has affected the nation as a whole and the local economies where our properties may be located. The following market and economic challenges may adversely affect our operating results:

•	poor economic times may result in tenant defaults under leases;
•	re-leasing may require concessions or reduced rental rates under the new leases; and
•

increased insurance premiums, resulting in part from the increased risk of terrorism, may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Increased insurance premiums may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Each tenant is responsible for insuring its goods and premises and, in some circumstances, is required to reimburse us for a share of the cost of acquiring comprehensive insurance for the property, including casualty, liability, fire and extended coverage customarily obtained for similar properties in amounts that our advisor determines are sufficient to cover reasonably foreseeable losses. Tenants of single-use properties leased on a triple-net-lease basis typically are required to pay all insurance costs associated with those properties. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate related taxes may increase, and if these increases are not passed on to tenants, our income will be reduced.

Generally, from time to time, our property taxes increase as property values or assessment rates change or for other reasons deemed relevant by the assessors, including a reassessment as a result of our acquisition of the property. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available to you for distributions and the amount of the distributions.

Revenue from our properties depends on the amount of our tenants’ retail revenue, making us vulnerable to general economic downturns and other conditions affecting the retail industry.

Some of our leases may provide for base rent plus contractual base rent increases. Some of our leases may also include a percentage rent clause for additional rent above the base amount based upon a specified percentage of the sales our tenants generate.

Under those leases that contain percentage rent clauses, our revenue from tenants may decrease as the sales of our tenants decrease. Generally, retailers face declining revenues during downturns in the economy. As a result, the portion of our revenue that we derive from percentage rent leases could decline upon a general economic downturn.

CC&Rs may restrict our ability to operate a property.

Some of our properties are contiguous to other parcels of real property, comprising part of the same shopping center development. In connection therewith, there exist significant covenants, conditions and restrictions, known as “CC&Rs,” restricting the operation of such property and any improvements on that property, and related to granting easements on that property. Moreover, the operation and management of the contiguous properties may impact such property. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our properties face competition that may affect tenants’ ability to pay rent and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions.

Our properties generally are located in developed areas. Therefore, there are and will be numerous other retail properties within the market area of each of our properties that compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions and the amount available for distributions to stockholders.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities, or that a prior owner of a property did not create a material environmental condition not known to us. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future. Our business, assets, results of operations, liquidity or financial condition may not be adversely affected by these laws, which may adversely affect cash available to you for distributions and the amount of distributions.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties are subject to the Americans with Disabilities Act of 1990 (the “Disabilities Act”). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we may not be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available to you for distributions and the amount of distributions.

Risks Associated with Debt Financing

We may incur mortgage indebtedness and other borrowings, which may increase our business risks.

In most instances, we acquired our real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow additional funds if we need funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. We may also borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

We place mortgage debt on most of our properties, therefore we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender could impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace Cole Advisors as our advisor. These or other limitations may adversely affect our flexibility and our ability to achieve our operating plans.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

Interest we pay will reduce cash available for distributions. Additionally, we use variable rate debt on some or our properties; therefore, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We purchased certain properties and leased them back to the sellers of such properties. While we used our best efforts to structure any such sale-leaseback transaction so that the lease would be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service may not challenge such characterization. In the event that any sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification “asset tests” or the “income tests” and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a “prohibited transaction” would be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of Cole OP I or the other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to you.

Legislative or regulatory action could adversely affect investors.

Under recently enacted tax legislation, the tax rate applicable to qualifying corporate distributions received by individuals prior to 2009 has been reduced to a maximum rate of 15.0%. This special tax rate generally is not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) we pay to individual investors generally will be subject to the tax rates that are otherwise applicable to ordinary income, which currently are as high as 35.0%. This change in law may make an investment in our shares comparatively less attractive to individual investors than an investment in the shares of non-REIT corporations, and could have an adverse effect on the value of our common stock. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on their investment in our common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock. You should also note that our counsel’s tax opinion assumes that no legislation will be enacted after April 6, 2004 that will be applicable to an investment in our shares.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50.0% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence.

We may not qualify as a “domestically controlled” REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5.0% of the value of our outstanding common stock.

There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in our shares.

If you are a pension, profit-sharing, 401(k), Keogh or other qualified retirement plan or the assets of an Individual Retirment Account (“IRA”) that is a holder of our common stock, you should satisfy yourself that, among other things:

•	your investment is consistent with your fiduciary obligations under the Employee Retirement Security Act (“ERISA”) and the Internal Revenue Code;
•	your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan investment policy;
•	your investment satisfies the prudence and diversification requirements of ERISA;
•	your investment will not impair the liquidity of the plan or IRA;
•	your investment will not produce UBTI for the plan or IRA;
•	you will be able to value the assets of the plan annually in accordance with ERISA requirements; and

•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto. See also “Cautionary Note Regarding Forward Looking Statements” preceding Part I.

Overview

We were formed on March 29, 2004, to acquire and operate commercial real estate primarily consisting of high quality, freestanding, single-tenant properties net leased to investment grade and other creditworthy tenants located throughout the United States. We have no paid employees and are externally advised and managed by Cole Advisors, an affiliate of ours. We qualify as a real estate investment trust for federal income tax purposes.

We commenced our principal operations on July 1, 2004, when we issued the initial 264,200 shares of our common stock in the Offering. Prior to such date, we were considered a development stage company. We acquired our first real estate properties on July 30, 2004.

During 2004, we acquired a 100% interest in 11 properties, located in 8 states, totaling approximately 277,000 rentable square feet, for an aggregate purchase price of approximately $58.3 million. At December 31, 2004, these properties were 100% leased, in each case, to single tenants. To purchase these assets, we used proceeds from the Offering and borrowings of approximately $39.7 million.

During 2005, we acquired a 100% interest in 30 properties, located in 16 states totaling approximately 732,000 rentable square feet for an aggregate purchase price of approximately $137.6 million. At December 31, 2005, these properties were 100% leased, in each case, to single tenants. To purchase these assets, we used proceeds from the Offering and net borrowings of approximately $74.3 million.

As of December 31, 2005, we had fully invested the proceeds from the Offering in 41 freestanding, single-tenant properties for an aggregate purchase price of approximately $195.9 million exclusive of closing costs. We do not anticipate acquiring any additional properties, unless we were to dispose of any of our properties in the ordinary course of business, in which case we would expect to reinvest the sales proceeds in additional properties. We currently have no plans to dispose of any of our properties.

No properties were acquired during the quarter ended March 31, 2006.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with generally accepted accounting principles in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments, which are based on estimates, have a direct impact on net income. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

Impairment losses are recorded on long-lived assets used in operations, which includes the operating property, when indicators of impairment are present and the assets’ carrying amount is greater than the sum of the future undiscounted cash flows, excluding interest, estimated to be generated by those assets. As of March 31, 2006 and December 31, 2005, no indicators of impairment existed and no losses had been recorded.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

We utilize appraisals to determine the fair values of the tangible assets of an acquired property (which includes the land and building) and the value is then allocated to land and building based on our determination of the relative fair value of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and are amortized as an adjustment of rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs are included in intangible lease assets in the accompanying consolidated balance sheet and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These intangibles are included in intangible lease assets in the accompanying consolidated balance sheet and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate and related intangible assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the overstatement of the carrying value of our real estate and related intangible assets and net income.

Revenue Recognition

Upon the acquisition of real estate, certain properties have leases where minimum rent payments increase during the term of the lease. We record rental revenue for the full term of each lease on a straight-line basis. Accordingly, we record a receivable from tenants that we expect to collect over the remaining lease term rather than currently, which we record as rents receivable. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. In accordance with Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, we defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Cost recoveries from tenants are included in rental income in the period the related costs are incurred.

Income Taxes

We are taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. Accordingly, to the extent we continue to meet the REIT qualifications, we generally will not be subject to federal corporate income tax so long as we distribute at least 90% of our REIT taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on any income and property, and federal income and excise taxes on our undistributed income.

Results of Operations

We commenced principal operations upon the issuance of the initial shares of our common stock in the Offering on July 1, 2004. Prior to such date we were considered a development stage company and had no revenue and minimal operating expenses. We acquired our first three properties on July 30, 2004.

Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005:

Revenue. Revenue increased approximately $2.6 million to approximately $4.0 million during the quarter ended March 31, 2006 compared to approximately $1.4 million during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

General and Administrative Expenses. General and administrative expenses increased approximately $143,000 to approximately $155,000 during the quarter ended March 31, 2006 compared to approximately $12,000 for the quarter ended March 31, 2005. The increase was primarily due to increased accounting and legal fees of approximately $100,000, and increased other costs due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Property Operating Expenses. Property operating expenses increased approximately $73,000 to approximately $73,000 during the quarter ended March 31, 2006 compared to approximately $0 during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Property and Asset Management Fees. Property and asset management fees increased approximately $66,000 to approximately $236,000 during the quarter ended March 31, 2006 compared to approximately $170,000 during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased approximately $868,000 to approximately $1.4 million during the quarter ended March 31, 2006 compared to approximately $486,000 during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Interest Income. Interest income decreased approximately $8,000 to approximately $5,000 during the quarter ended March 31, 2006 compared to approximately $13,000 for the quarter ended March 31, 2005. The decrease was primarily due to lower uninvested cash during the 2006 period.

Interest Expense. Interest expense increased approximately $1.2 million to approximately $1.8 million during the quarter ended March 31, 2006 compared to approximately $604,000 during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Net Income. Net income increased approximately $232,000 to approximately $408,000 during the quarter ended March 31, 2006 compared to approximately $176,000 during the quarter ended March 31, 2005. The increase was primarily due to the ownership of 41 properties during the 2006 quarter compared to 13 properties during the 2005 quarter.

Year ended December 31, 2005 Compared to the Period from Inception (March 29, 2004) to December 31, 2004:

We commenced principal operations upon the issuance of the initial shares in the Offering on July 1, 2004. Prior to such date we were considered a development stage company and had no revenue and minimal operating expenses. We acquired our first three properties on July 30, 2004.

Revenue. Revenue increased approximately $9.9 million to approximately $10.9 million during the year ended December 31, 2005 compared to approximately $951,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

General and Administrative Expenses. General and administrative expenses increased approximately $283,000 to approximately $341,000 during the year ended December 31, 2005 compared to approximately $59,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to incurring such expenses for a full year during 2005 compared to approximately nine months during the 2004 period.

Property Operating Expenses. Property operating expenses increased approximately $290,000 to approximately $290,000 during the year ended December 31, 2005 compared to approximately $0 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

Property and Asset Management Fees. Property and asset management fees increased approximately $615,000 to approximately $726,000 during the year ended December 31, 2005 compared to approximately $111,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased approximately $3.3 million to approximately $3.6 million during the year ended December 31, 2005 compared to approximately $296,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

Interest Income. Interest income increased approximately $108,000 to approximately $120,000 during the year ended December 31, 2005 compared to approximately $12,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to earning interest for a full year during 2005 and having higher uninvested cash due to proceeds from the Offering compared to approximately nine months during the 2004 period.

Interest Expense. Interest expense increased approximately $4.3 million to approximately $4.7 million during the year ended December 31, 2005 compared to approximately $335,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

Net Income. Net income increased approximately $1.2 million to approximately $1.3 million during the year ended December 31, 2005 compared to approximately $163,000 for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition and ownership of 30 new properties during 2005 and the ownership of the 11 properties acquired during 2004 for a full year in 2005.

Portfolio Information

As of December 31, 2005, we owned 41 properties located in 19 states, all of which were 100% leased to single tenants with an average lease term remaining of approximately 14 years.

As of December 31, 2005, our five highest geographic concentrations were as follows:

	Total		2005 Annualized	Percentage of Total
	Number of	Rentable	Gross Base	2005 Annualized
Location	Properties	Square Feet	Rent	Gross Base Rent
Texas	8	331,711	$ 3,760,029	24%
Kansas	4	97,190	2,483,064	16%
Ohio	6	61,381	1,037,962	7%
Georgia	1	23,360	1,030,590	7%
South Carolina	2	27,637	754,961	5%
	21	541,279	$ 9,066,606	59%

As of December 31, 2005, our five highest tenant industry concentrations were as follows:

	Total		2005 Annualized	Percentage of Total
	Number of	Rentable	Gross Base	2005 Annualized
Industry	Properties	Square Feet	Rent	Gross Base Rent
Drugstore	21	263,017	$ 5,769,985	37%
Auto Sales	1	55,466	1,630,094	10%
Home improvement	2	256,902	1,617,222	10%
Sporting goods	1	88,492	1,147,486	7%
Convenience Store	3	15,897	1,122,037	7%
	28	679,774	$ 11,286,824	71%

As of December 31, 2005, our five highest tenant concentrations were as follows:

	Total		2005 Annualized	Percentage of Total
	Number of	Rentable	Gross Base	2005 Annualized
Tenant	Properties	Square Feet	Rent	Gross Base Rent
Eckerd	5	64,011	$ 1,664,954	11%
CarMax	1	55,466	1,630,094	10%
Lowe’s	2	256,902	1,617,222	10%
Rite Aid	6	71,825	1,615,347	10%
Walgreens	6	81,497	1,402,264	9%
	20	529,701	$ 7,929,881	50%

For more information on our portfolio diversification and statistics, see “Item 3. – Description of Properties” below.

Funds From Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictability over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trust’s (“NAREIT”) definition (as we do) or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO is presented in the following table for the period ended as indicated:

	Three Months	Three Months		Period from Inception
	Ended	Ended	Year Ended	(March 29, 2004) to
	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004
Net income	$ 408,435	$ 176,433	$ 1,326,694	$ 162,849
Add:
Depreciation of real estate assets	908,799	313,487	2,430,601	185,860
Amortization of lease related costs	445,083	172,589	1,208,193	110,654
FFO	$ 1,762,317	$ 662,509	$ 4,965,488	$ 459,363

Set forth below is additional information (often considered in conjunction with FFO) that may be helpful in assessing our operating results:

•

In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of approximately $118,000 and approximately $52,000 during the quarters ended March 31, 2006 and 2005, respectively, and approximately $365,000 and approximately $22,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively.

•

Amortization of deferred financing costs totaled approximately $137,000 and approximately $70,000 during the quarters ended March 31, 2006 and 2005, respectively, and approximately $473,000 and approximately $43,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively.

Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations.

We expect to meet our long-term liquidity requirements through proceeds from secured or unsecured financings from banks and other lenders, the selective and strategic sale of properties and net cash flows from operations. We expect that our primary uses of capital will be for the payment of operating expenses, including interest expense on any outstanding indebtedness, for the payment of tenant improvements and repairs and maintenance and for the payment of distributions to our stockholders.

We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary. To the extent that cash flows from operations are lower due to lower returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash resulting from equity or debt financing will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt, or distributions to our stockholders.

As of March 31, 2006 and December 31, 2005, we had cash and cash equivalents of approximately $1.2 million and approximately $1.1 million, respectively, which we expect to be used primarily to pay operating expenses and pay stockholder distributions.

As of March 31, 2006 and December 31, 2005, we had approximately $114.0 million of debt outstanding consisting of approximately $77.1 million in fixed rate, term mortgage loans and approximately $36.9 million in variable rate term mortgage loans. At March 31, 2006 and December 31, 2005, the weighted average interest rate under the fixed rate term mortgage loans was 5.38% and the variable rate term mortgage interest rate is stated at LIBOR + 2.0%. Additionally the ratio of debt to total assets was approximately 56% and the weighted average years to maturity was 5.54.

Our contractual obligations as of December 31, 2005 are as follows:

Payments Due by Period (2)
Contractual Debt Obligations		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Outstanding fixed debt obligations	$ 103,356,495	$ 4,131,633	$ 21,371,052	$ 43,013,703	$ 34,840,108
Outstanding variable debt obligations (1)	$ 41,579,868	$ 14,659,121	$ 19,036,448	$ 7,884,298	$ -
Total	$ 144,936,363	$ 18,790,754	$ 40,407,500	$ 50,898,001	$ 34,840,108

(1)	A rate of 6.375% was used to calculate the variable debt payment obligations in future periods. This was the effective rate as of December 31, 2005.
(2)	Includes both interest payments and principle paydown amounts.

Cash Flow Analysis

Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005:

Net cash provided by operating activities increased approximately $1.2 million to approximately $1.9 million for the quarter ended March 31, 2006 compared to approximately $777,000 for the quarter ended March 31, 2005. The increase was primarily due to increases in net income of approximately $232,000 and depreciation and amortization of approximately $921,000 during 2006. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Net cash used in investing activities decreased approximately $10.7 million for the quarter ended March 31, 2006 to approximately $8,000 compared to approximately $10.7 million for the quarter ended March 31, 2005. The decrease was primarily due to the acquisition of no properties during 2006 compared to 2 properties acquired in 2005.

Net cash provided by (used in) financing activities decreased approximately $21.9 million for the quarter ended March 31, 2006 to approximately $(1.8) million compared to approximately $20.1 million for the quarter ended March 31, 2005. The decrease was primarily due to a decrease in net proceeds from the issuance of common stock of approximately $16.0 million due to the completion of our Offering in September 2005. The decrease also was due to a decrease in proceeds from the issuance of mortgage notes payable of approximately $10.1 million, as we did not issue any mortgage notes in 2006 compared to 2 in 2005. This decrease was offset by a decrease in repayments of mortgage notes payable of approximately $2.6 million.

Year ended December 31, 2005 Compared to the Period from Inception (March 29, 2004) to December 31, 2004:

Net cash provided by (used in) operating activities increased approximately $6.1 million to approximately $5.9 million for the year ended December 31, 2005 compared to net cash used by operating activities of approximately $(200,000) for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to increases in net income of approximately $1.2 million and depreciation and amortization of approximately $3.7 million during 2005. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Net cash used in investing activities increased approximately $89.3 million for the year ended December 31, 2005 to approximately $131.3 million compared to approximately $42.1 million for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to the acquisition of 30 properties during 2005 compared to the acquisition of 11 properties during in 2004.

Net cash provided by financing activities increased approximately $76.8 million for the year ended December 31, 2005 to approximately $122.9 million compared to approximately $46.0 million for the period from inception (March 29, 2004) to December 31, 2004. The increase was primarily due to an increase in proceeds from the issuance of mortgage notes of approximately $89.9 million by obtaining 30 new mortgage loans during 2005 compared to 11 new mortgage loans in 2004, partially offset by an increase in repayments on mortgage notes of approximately $39.7 million during 2005. The increase was also related to an increase in the net proceeds from the issuance of common stock in the Offering of approximately $40.1 million.

Election as a REIT

We are taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we then would be subject to federal income taxes on our taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that would protect us from the impact of inflation, such as step rental increases and percentage rent provisions. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to adequately offset the effects of inflation on our operation.

Related-Party Transactions and Agreements

We have entered into agreements with Cole Advisors and its affiliates, whereby we pay certain fees to, or reimburse certain expenses of, Cole Advisors or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and reimbursement of operating costs. See Note 8 to our consolidated financial statements included in this registration statement for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Affiliates of Cole Advisors act as sponsor, general partner or advisor to various private real estate limited partnerships and Cole Credit Property Trust II, Inc., a publicly offered, non-listed REIT. As such, there are conflicts of interest where Cole Advisors or its affiliates, while serving in the capacity as sponsor, general partner or advisor for another Cole-sponsored program, may be in competition with us in connection with property acquisitions, property dispositions, and property management. The compensation arrangements between affiliates of Cole Advisors and these other Cole real estate funds could influence its advice to us. See “Item 1. – Description of Business Conflicts of Interest” in this registration statement on Form 10-SB.

Impact of Recent Accounting Pronouncements

In July 2005, the FASB issued Staff Position (“FSP”) Statement of Position (“SOP”) 78-9-1, Interaction of American Institute of Certified Public Accountants (“AICPA”) SOP 78-9 and Emerging Issues Task Force (“EITF”) Issue No. 04-5. The EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights stating that a general partner is presumed to control a limited partnership and should consolidate the limited partnership unless the limited partners possess substantive “kick-out” rights or the limited partners possess substantive participating rights. This FSP eliminates the concept of “important rights” of SOP 78-9 and replaces it with the concepts of “kick-out rights” and “substantive participating rights” as defined in Issue 04-5. This EITF and FSP are effective after June 29, 2005 for general partners of all new partnerships formed and for existing partnerships for which the partnership agreements are modified. For general partners in all other partnerships, this guidance is effective no later than January 1, 2006. The adoption of the FSP did not have a material impact on the consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” to clarify that the term conditional asset retirement obligation as used in FASB Statement No. 143 is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that the enterprise may or may not have control over. This Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably determined. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The implementation of FASB No. 143 and Interpretation No. 47 did not have a material impact to the consolidated financial statements.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of March 31, 2006 and December 31, 2005.

ITEM 3.	DESCRIPTION OF PROPERTIES

Overview

During the period from our inception (March 29, 2004) to March 31, 2006, we acquired an aggregate of 41 properties. We have included a description of the types of real estate in which we may invest, and our investment policies and limitations on investment and the competitive conditions in which we operate under “Item 1. Description of Business” above. For a discussion on insurance coverage of our properties, see “Item 1. Description of Business-Insurance.” As of March 31, 2006 and December 31, 2005, through separate wholly-owned subsidiaries of our operating partnership, we owned the following properties, each of which is 100% leased to single tenants with an average remaining lease term of approximately 14 years:

					2005	Percentage of
			Square	Purchase	Annualized	2005 Annualized
Property	Acquisition Date	Location	Feet	Price	Gross Base Rent	Gross Base Rent
Wawa Convenience Store	July 30, 2004	Vineland, NJ	5,603	$4,499,389	$361,262	2.31%
Wawa Convenience Store	July 30, 2004	Newark, DE	5,600	4,496,177	399,513	2.56%
Wawa Convenience Store	July 30, 2004	Clifton Heights, PA	4,694	3,769,433	361,262	2.31%
Walgreens drugstore	August 21, 2004	Houston, TX	12,851	2,195,000	177,804	1.14%
Walgreens drugstore	September 24, 2004	Lawrence, KS	12,885	2,721,000	217,750	1.39%
Rite Aid drugstore	October 20, 2004	Memphis, TN	11,064	3,400,000	329,691	2.11%
Rite Aid drugstore	October 28, 2004	Warren, OH	11,267	3,255,000	300,208	1.92%
CarMax auto dealership	November 15, 2004	Merriam, KS	55,466	18,350,000	1,630,094	10.43%
Walgreens drugstore	November 15, 2004	Cahokia, IL	13,422	2,373,500	192,890	1.23%
Walgreens drugstore	November 22, 2004	Cleveland, OH	13,500	2,225,000	178,600	1.14%
Lowe’s home improvement	December 28, 2004	Texas City, TX	130,497	11,000,000	862,585	5.52%
Lowe’s home improvement	January 14, 2005	Jonesboro, AR	126,405	10,400,000	754,637	4.83%
CVS drugstore	March 10, 2005	Whiteville, NC	10,055	2,670,000	186,150	1.19%
Rite Aid drugstore	April 14, 2005	Bangor, ME	13,100	4,250,000	354,715	2.27%
Tractor Supply specialty retail	April 29, 2005	Woodstock, VA	22,670	3,015,000	232,398	1.49%
Sherwin Williams specialty retailer	May 9, 2005	Angola, IN	5,010	1,091,500	86,129	0.55%
Sherwin Williams specialty retailer	May 9, 2005	Ashtabula, OH	5,400	758,560	60,177	0.39%
Sherwin Williams specialty retailer	May 9, 2005	Boardman, OH	6,000	915,140	72,391	0.46%
Apria Healthcare	May 17, 2005	Indianapolis, IN	82,750	7,100,000	547,773	3.51%
Gander Mountain sporting goods	May 26, 2005	Houston, TX	88,492	12,886,000	1,147,486	7.35%
CVS drugstore	June 3, 2005	Lago Vista, TX	13,813	4,847,860	378,133	2.42%
CVS drugstore	June 20, 2005	Duncanville, TX	10,908	3,287,000	240,162	1.54%
CVS drugstore	June 20, 2005	Independence, MO	10,908	3,878,000	282,975	1.81%
Eckerd drugstore	June 20, 2005	Murfreesboro, TN	11,200	3,538,000	274,584	1.76%
CineMagic Theatre	June 24, 2005	Rochester, MN	45,455	7,400,000	677,721	4.34%
Eckerd drugstore	June 29, 2005	Spartanburg, SC	13,824	5,239,773	392,983	2.52%
Rite Aid drugstore	June 30, 2005	Wheelersburg, OH	10,650	2,123,000	178,896	1.15%
Eckerd drugstore	June 30, 2005	Philadelphia, PA	11,361	4,140,000	315,459	2.02%
Eckerd drugstore	July 8, 2005	Hayes, VA	13,813	4,266,000	319,950	2.05%
Eckerd drugstore	July 15, 2005	Travelers Rest, SC	13,813	4,826,493	361,978	2.32%
Tractor Supply specialty retail	July 22, 2005	Paducah, KY	21,688	2,158,600	173,406	1.11%
Rite Aid drugstore	July 26, 2005	St. Marys, OH	14,564	3,050,000	247,690	1.59%
Walgreens drugstore	August 11, 2005	Hutchinson, KS	14,395	5,325,600	346,164	2.22%
Walgreens drugstore	August 11, 2005	Newton, KS	14,444	4,447,015	289,056	1.85%
Tractor Supply specialty retail	August 17, 2005	Glasgow, KY	21,688	2,524,000	202,421	1.30%
Best Buy electronics	August 24, 2005	Tupelo, MS	20,000	4,164,000	297,800	1.91%
Conns appliance store	August 31, 2005	Austin, TX	24,960	4,800,000	379,325	2.43%
Conns appliance store	August 31, 2005	Pecan Park, TX	24,960	4,675,000	367,684	2.35%
Conns appliance store	August 31, 2005	Hurst, TX	25,230	2,625,000	206,850	1.32%
Vanguard car rental	September 29, 2005	College Park, GA	23,360	14,375,000	1,030,590	6.60%
Rite Aid drugstore	September 30, 2005	Buxton, ME	11,180	2,402,000	204,147	1.31%
Total			1,008,945	$195,463,040	$15,621,489	100%

Property Statistics

The following table shows the geographic diversification of our portfolio as of December 31, 2005:

	Total		2005 Annualized	Percentage of
	Number of	Rentable	Gross Base	2005 Annualized
Location	Properties	Square Feet	Rent	Gross Base Rent
Texas	8	331,711	$3,760,029	24%
Kansas	4	97,190	2,483,064	16%
Ohio	6	61,381	1,037,962	7%
Georgia	1	23,360	1,030,590	7%
South Carolina	2	27,637	754,961	5%
Arkansas	1	126,405	754,637	5%
Minnesota	1	45,455	677,721	4%
Pennsylvania	2	16,055	676,721	4%
Indiana	2	87,760	633,902	4%
Tennessee	2	22,264	604,275	4%
Maine	2	24,280	558,862	4%
Virginia	2	36,483	552,348	3%
Delaware	1	5,600	399,513	3%
Kentucky	2	43,376	375,827	2%
New Jersey	1	5,603	361,262	2%
Mississippi	1	20,000	297,800	2%
Missouri	1	10,908	282,975	2%
Illinois	1	13,422	192,890	1%
North Carolina	1	10,055	186,150	1%
	41	1,008,945	$15,621,489	100%

The following table shows the tenant industry diversification of our portfolio as of December 31, 2005:

			2005 Annualized	Percentage of
	Total Number	Rentable	Gross Base	2005 Annualized
Industry	of Leases	Square Feet	Rent	Gross Base Rent
Drugstore	21	263,017	$ 5,769,985	37%
Auto Sales	1	55,466	1,630,094	10%
Home improvement	2	256,902	1,617,222	10%
Sporting goods	1	88,492	1,147,486	7%
Convenience Store	3	15,897	1,122,037	7%
Car rental	1	23,360	1,030,590	7%
Appliance store	3	75,150	953,859	6%
Specialty retail	6	82,456	826,922	6%
Theatre	1	45,455	677,721	4%
Healthcare	1	82,750	547,773	4%
Electronics	1	20,000	297,800	2%
	41	1,008,945	$ 15,621,489	100%

The following table shows the tenant diversification of our portfolio as of December 31, 2005:

			2005 Annualized	Percentage of
	Total Number	Rentable	Gross Base	2005 Annualized
Tenant	of Leases	Square Feet	Rent	Gross Base Rent
Eckerd	5	64,011	$ 1,664,954	11%
CarMax	1	55,466	1,630,094	10%
Lowe’s	2	256,902	1,617,222	10%
Rite Aid	6	71,825	1,615,347	10%
Walgreens	6	81,497	1,402,264	9%
Gander Mountain	1	88,492	1,147,486	7%
Wawa	3	15,897	1,122,037	7%
CVS	4	45,684	1,087,420	7%
Vanguard	1	23,360	1,030,590	7%
Conns	3	75,150	953,859	6%
CineMagic	1	45,455	677,721	4%
Tractor Supply	3	66,046	608,224	4%
Apria	1	82,750	547,773	4%
Best Buy	1	20,000	297,800	2%
Sherwin Williams	3	16,410	218,698	2%
	41	1,008,945	$ 15,621,489	100%

The following table shows lease expirations of our portfolio as of December 31, 2005, during each of the next ten years and thereafter, assuming no exercise of renewal options or termination rights:

			2005 Annualized	Percentage of
Year of	Total Number	Rentable Square	Gross Base	2005 Annualized
Lease Expiration	of Leases	Feet Expiring	Rent	Gross Base Rent
Vacant	-	-	$-	0%
2006 - 2012	-	-	-	0%
2013	1	12,885	217,750	1%
2014	6	177,578	1,436,499	9%
2015	3	218,257	1,496,487	10%
Thereafter	31	600,225	12,470,753	80%
	41	1,008,945	$15,621,489	100%

As December 31, 2005, we had fully invested the proceeds from the Offering in 41 freestanding, single-tenant properties for an aggregate purchase price of approximately $195.9 million. We do not anticipate acquiring any additional properties, unless we were to dispose of any of our properties in the ordinary course of business, in which case we would expect to reinvest the sales proceeds in additional properties. We currently have no plans to dispose of any of our properties.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 27, 2006, regarding the beneficial ownership of our common stock by each person or group (as defined below) known by us to own 5% or more of the outstanding shares of our common stock, each of our directors, each executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 10,095,751 shares of common stock outstanding as of April 27, 2006. For purposes of the table, the term “group” means two or more persons acting as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our common stock.

	Amount and Nature of Shares Beneficially Owned (1)
Name and Address of Beneficial Owner	Number	Percentage
Christopher H. Cole (2)	1,000	*
Blair D. Koblenz	-	*
John M. Pons	-	*
General Retirement System of the City of Detroit 2 Woodward Ave., Suite 908 Detroit, MI 48226	1,020,833	10.11%
Wayne County Employees Retirement System 28 West Adams, Suite 1900 Detroit, MI 48226	520,833	5.16%
All officers and directors as a group (3 persons)		*
*	Represents less than 1% of the outstanding common stock.
(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following April 27, 2006. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

Includes 1,000 shares owned by Cole REIT Advisors, LLC. Mr. Cole is the sole stockholder of Cole Holdings Corporation, which is the sole member and controls the voting and disposition decisions of Cole REIT Advisors, LLC.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

General

Our business and affairs are managed under direction of our board of directors. The board is responsible for the management and control of our affairs. We have retained our advisor to manage our day-to-day affairs and the acquisition and disposition of our investments, subject to the board’s supervision.

Our charter and bylaws provide that the number of directors may be established by a majority of the entire board of directors but may not be fewer than two or more than 15. We currently have three directors.

Each director will serve until the next annual meeting of stockholders or until his successor has been duly elected and qualified. Although the number of directors may be increased or decreased, a decrease shall not have the effect of shortening the term of any incumbent director.

Any director may resign at any time and may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. In the case of a special meeting or as otherwise may be required by any statute, the notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

The directors are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties require. The directors meet quarterly or more frequently if necessary. Consequently, in the exercise of their duties, the directors rely heavily on our advisor. We only pay directors for their services if they are not employed by our advisor or its affiliates. All of our current directors are employed by affiliates of our advisor. The board is empowered to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

Directors and Executive Officers

Although we do not have any paid employees and our day-to-day operations are managed by our advisor, all significant business and investment decisions are made by our board of directors and executive officers. The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position(s)
Christopher H. Cole	53	Chairman of the Board of Directors, Chief Executive Officer and President
Blair D. Koblenz	48	Director, Chief Financial Officer and Executive Vice President
John M. Pons	42	Director and Secretary

Christopher H. Cole has served as the Chairman of the Board, Chief Executive Officer and President of our company since its formation and as Chief Executive Officer and President of Cole Advisors since its formation. Mr. Cole has served as the Chairman of the board of directors, Chief Executive Officer and President of Cole Credit Property Trust II,Inc. and the Chief Executive Officer and President of Cole REIT Advisors II, LLC since their respective formation in September 2004. He also has served as the President, Chief Executive Officer and Treasurer of Cole Capital Partners, LLC (“CCP”), a privately held real estate investment company, since its formation in 1997, and has been engaged as a general partner in the structuring and management of real estate limited partnerships since February 1979. He also is a director and Executive Vice President and Treasurer of Cole Capital Corporation, and Chief Executive Officer, President and Treasurer of Cole Realty Advisors, the Company’s property manager. He is the Chief Executive Officer, President and Treasurer of Cole Holdings Corporation and its sole stockholder. Cole Holdings Corporation indirectly owns all of the outstanding equity interests in each of Cole Advisors, Cole Capital Corporation, and Cole Realty. He is the Chief Executive Officer, President and Treasurer of Cole Capital Advisors, Inc. (“CCA”) and Equity Fund Advisors, Inc. He is the President of CHC Partners, Inc. (CHC Partners) and has been the president of Cole Equities Incorporated (“Cole Equities”) from 1980 through May 1985, and from September 1986 to the present.

Blair D. Koblenz has served as a director, Chief Financial Officer and Executive Vice President of our company since its formation. Mr. Koblenz has served as the Executive Vice President and Chief Financial Officer of Cole Credit Property Trust II, Inc. and Cole REIT Advisors II, LLC since their respective formations. He is also Executive Vice President and Chief Financial Officer of Cole Advisors, and Executive Vice President, Chief Financial Officer and Secretary of CCA, Cole Holdings Corporation, CCP, Cole Realty Advisors, and Equity Fund Advisors. He served as President of Cole Capital Corporation from December 2002 until September 2005, and has served as President since October 2005 and previously served as Vice President from 1994 through December 2001. He also serves as Vice President of Cole Partnerships, Inc., Vice President, Secretary and Treasurer of CHC Partners, and Secretary and Treasurer of Cole Equities. He served as Vice President of Partnership Advisors, Inc. from October 1994 through 2004 and as Vice President of Cole Real Estate Services, Inc. from 1995 through 2004. Prior to joining Cole in 1994, he practiced in public accounting from 1979 to 1982 with an emphasis in taxation and business planning. He then served in a financial officer capacity for real estate investment companies and operators in Arizona from 1982 to 1994. Mr. Koblenz received his Bachelor of Science degree in Accounting from Arizona State University and is a Certified Public Accountant, licensed in the State of Arizona. He holds the designation of Certified Financial Planner as authorized by the CFP Board of Standards and holds securities licenses including DPP Principal. He is a member of the American Institute of CPAs, the Arizona Society of CPAs, and the National Association of Real Estate Investment Trusts.

John M. Pons has served as a director and Secretary of our company since its formation. Mr. Pons has served as the Secretary of Cole Credit Property Trust II, Inc. and the Vice President, Secretary and Counsel of Cole REIT Advisors II, LLC since their respective formations. He is also Senior Vice President and General Counsel of CCP, CCA and Equity Fund Advisors, Senior Vice President, General Counsel and Secretary of Cole Advisors and Senior Vice President of Cole Realty. Prior to joining Cole in September 2003, Mr. Pons was an Associate General Counsel and Assistant Secretary with GE Capital Franchise Finance Corporation since December 2001. He was in private practice prior thereto. Mr. Pons has over 10 years experience in all aspects of real estate law, including the acquisition, sale, leasing, development and financing of real property. Before attending law school, Mr. Pons was a Captain in the United States Air Force where he served from 1988 until 1992. Mr. Pons received a Bachelor of Science Degree in Mathematics from Colorado State University and a Master of Science Degree in Administration from Central Michigan University before attending the University of Denver where he earned his Juris Doctor (Order of St. Ives) in 1995.

Committees of the Board of Directors

Our entire board of directors considers all major decisions concerning our business, including any property acquisitions. While our board of directors may in the future establish one or more committees, no such committees have been established as of the date of this memorandum.

ITEM 6.	EXECUTIVE COMPENSATION

We have no paid employees. Cole Advisors, our advisor, and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we paid or pay to Cole Advisors and its affiliates, including amounts to reimburse their costs in providing services. Further details regarding these transactions are described in “Item 7. Certain Relationships and Related Transactions.”

Type and Recipient	Determination of Amount	Amount as of March 31, 2006
	Organization and Offering Stage

Selling Commissions – Cole Capital Corporation (1)	Up to 7.0% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Cole Capital Corporation, our dealer manager, reallowed 100.0% of commissions earned to participating broker-dealers.	$6,427,000
Dealer Manager Fee – Cole Capital Corporation	2.5% gross offering proceeds before reallowance to participating broker-dealers. Cole Capital Corporation reallowed a portion of its dealer manager fee to participating broker-dealers.	$2,527,000
Reimbursement of Organization and Offering Expenses – Cole Advisors (2)	Cole Advisors incurred our organization and offering expenses (excluding selling commissions and the dealer manager fee). We then reimbursed Cole REIT Advisors for these amounts up to the lesser of 2.0% of aggregate gross offering proceeds or $800,000.	$798,000
	Acquisition and Operations Stage

Acquisition and Advisory Fees – Cole Advisors

3.0% of the contract purchase price of each property or, if we invest in mortgages, 3.0% of the funds advanced in respect of a mortgage. Any portion of this fee may be deferred and paid in a subsequent year.

		$4,437,000 to date. Future amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.
Asset Management Fee – Cole Advisors (3)

A monthly fee up to one-twelfth of 0.75% of aggregate assets value. Currently we pay a monthly fee equal to one-twelfth of 0.25% of the aggregate assets value. In addition, we reimburse Cole Advisors for all costs and expenses it incurs in connection with its duties as our asset portfolio manager. These costs and expenses may include reasonable allocation of wages and salaries and other employee-related expenses of Cole Advisors’ employees engaged in management, administration, operation and marketing functions on our behalf. Employee-related expenses include taxes, insurance and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to their services provided to us.

		$628,000 to date. Future amounts are dependent upon results of operations and therefore cannot be determined at the present time.

Type and Recipient	Determination of Amount	Amount as of March 31, 2006
Property Management Fees – Cole Advisors	Up to 3.0% of the gross revenue produced by the respective property reduced by all payments to outside property management subcontractors.	$446,000 to date. Future amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.
Leasing Commissions – Cole Advisors	Prevailing market rates, not to exceed the greater of $4.50 per square foot of leased space or 7.5% of the total lease obligation.	No amounts have been paid to date. Future amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.
Finance Coordination Fee – Cole Advisors	Up to 1.0% of the gross proceeds of any loan obtained in connection with an investment.	$1,263,000 to date. Future amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.
Other Operating Expenses – Cole Advisors

We reimburse the expenses incurred by Cole Advisors in connection with its provision of administrative services, including related personnel costs. We will not reimburse for personnel costs in connection with services for which Cole Advisors receives acquisition or disposition fees.

No amounts have been paid to date. Future amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.
Liquidation/Listing Stage

Disposition Fee – Cole Advisors or its Affiliates (4)

For substantial assistance in connection with the sale of assets, we pay our advisor or its affiliates an amount equal to 3.0% of the contract price of each asset sold; provided, however, in no event may the disposition fee paid to our advisor, its affiliates and payments to unaffiliated real estate brokers exceed the reasonable, customary and competitive amount for such services.

No amounts have been paid to date. Actual amounts are dependent upon the properties that we own from time to time and results of operations and therefore cannot be determined at the present time.

Type and Recipient	Determination of Amount	Amount as of March 31, 2006
Subordinated Participation in Net Sale Proceeds – Cole Advisors (5)

After investors have received a return of their net capital invested and a 7.5% annual cumulative, non-compounded return, then Cole Advisors is entitled to receive 20.0% of remaining net sale proceeds. Any such fees that are not paid at the date of sale, because investors have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied.

No amounts have been paid to date. Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Incentive Listing Fee – Cole Advisors (5)6)

Upon listing our common stock on a national securities exchange or quotation on The Nasdaq Stock Market, a fee equal to 20.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 7.5% annual cumulative, non-compounded return to investors.

No amounts have been paid to date. Actual amounts are dependent upon total equity and debt capital we raise and results of operations and therefore cannot be determined at the present time.

__________________

(1)	Selling commissions were not charged with regard to shares sold to or for the account of certain categories of purchasers, including certain volume discounts.
(2)

These organization and offering expenses included all expenses (other than selling commissions and the dealer manager fee) paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, due diligence expense reimbursements to participating broker-dealers and amounts to reimburse Cole Advisors for the salaries of its employees and other costs in connection with preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers.

(3)

Aggregate assets value is equal to the aggregate book value of our assets (other than investments in bank accounts, money market funds or other current assets made from working capital reserves), before depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets at the date of measurement. However, if the date of measurement falls during a period in which our board of directors is determining on a regular basis the current value of our net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, then the aggregate assets value will be the greater of (i) our assets’ aggregate valuation established most recently by our board without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets or (ii) the amount calculated in accordance with the foregoing sentence.

(4)	Although we are most likely to pay disposition fees to Cole Advisors or an affiliate in the event of our liquidation, these fees may also be earned during our operational stage.
(5)

Upon termination of the advisory agreement, Cole Advisors may be entitled to a similar fee if Cole Advisors would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Cole Advisors cannot earn both the subordinated particiation in net sale proceeds and the subordinated incentive listing fee. Any portion of the subordinated participation in net sale proceeds that Cole Advisors receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee.

(6)

If at any time the shares become listed on a national securities exchange or on The Nasdaq National Market, we will negotiate in good faith with Cole Advisors a fee structure appropriate for an entity with a perpetual life. Our board of directors must approve the new fee structure negotiated with Cole Advisors. The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed on a stock exchange. We have the option to pay the subordinated incentive listing fee in the form of stock, cash, a promissory note or any combination thereof. In the event the subordinated incentive listing fee is earned by Cole Advisors as a result of the listing of the shares, any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated incentive listing fee, and we will not be required to pay Cole Advisors any further subordinated participation in net sale proceeds.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 The Advisor

Certain of our directors and officers manage and direct the business of Cole Advisors, our advisor. Our advisor has certain contractual responsibilities to us and our stockholders pursuant to the advisory agreement that defines our relationship with our advisor. Our advisor is managed by Christopher H. Cole. The officers and key employees of our advisor are as follows:

Name	Age	Position(s)
Christopher H. Cole	53	Chief Executive Officer and President
Blair D. Koblenz	48	Executive Vice President and Chief Financial Officer
John M. Pons	42	Senior Vice President, Secretary and General Counsel
Jonathan Albro	43	Executive Vice President, National Sales Manager of Cole Capital Markets, Inc.
Christopher P. Robertson	39	Senior Vice President, Acquisitions
D. Kirk McAllaster, Jr.	39	Vice President, Finance and Accounting
Sean D. Leahy	36	Director of Real Estate

The backgrounds of Messrs. Cole, Koblenz and Pons are described in the “Item 5– Directors and Executive Officers, Promoters and Control Persons” section above.

Jonathan Albro is Executive Vice President, National Sales Manager of Cole Capital Markets, Inc. and Senior Vice President of Cole Capital Corporation. Mr. Albro has 20 years experience in the financial services industry. Prior to joining Cole in March 2005, he served as Senior Vice President, National Sales Manager, of MetLife Investors from November 2001 to March 2005. He served as Senior Vice President, National Sales Manager from November 1998 to January 2001, with Villanova Capital, which became Gartmore Global Investments, a global asset manager. Prior thereto he held various senior executive positions with Hartford Life from 1992 to 1998. He holds a General Securities Principal license.

Christopher P. Robertson is Senior Vice President, Acquisitions for Cole Capital Advisors, Cole Capital Partners, and Cole Advisors. Prior to joining Cole in October 2003, Mr. Robertson worked for Shell Capital, Inc., an investment banking division of Shell Oil Company, as Vice President of Business Development. Prior to joining Shell Capital in February 2000, he was employed at Franchise Finance Corporation of America as its Vice President of Corporate Finance from September 1998 to February 2000. While at Franchise Finance Corporation he structured numerous sale-leaseback and senior debt transactions in the restaurant, convenience store/gas, and automotive aftermarket industries. Mr. Robertson received a Bachelor of Business Administration Degree from Baylor University with majors in both Finance and Real Estate in 1988. In 1993, Mr. Robertson received a Master of Business Administration Degree in Finance from Pepperdine University.

D. Kirk McAllaster, Jr. is Vice President, Finance and Accounting for Cole Capital Advisors, Cole Capital Partners, and Cole Advisors. Prior to joining Cole in May 2003, Mr. McAllaster worked for six years with Deloitte & Touche LLP, most recently as audit Senior Manager. He has over 15 years of accounting and finance experience in public accounting and private industry. Mr. McAllaster received a Bachelor of Science Degree from California State Polytechnic University – Pomona with a major in Accounting. He is a Certified Public Accountant licensed in the states of Arizona and Tennessee and is a member of the AICPA and the Arizona Society of CPAs.

Sean D. Leahy is Director of Real Estate of Cole Capital Advisors, Cole Capital Partners, and Cole Advisors. Prior to joining Cole in September 2003, Mr. Leahy spent four years as Assistant Vice President with the Phoenix office of Lowe Enterprises, Inc., a national pension fund advisor, where he was involved with acquisitions and dispositions, and leasing and asset management for the company’s Arizona portfolio of commercial properties. Prior to joining Lowe Enterprises, Mr. Leahy spent five years with the Phoenix office of Ernst & Young, LLP, most recently as a Real Estate Consulting Manager. Mr. Leahy is a licensed real estate broker and certified public accountant in the State of Arizona. Mr. Leahy received a Bachelor of Science Degree with majors in Finance and Accounting from the University of Arizona.

Messrs. Cole and Koblenz are executive officers of our advisor and the other individuals, who are not executive officers, are either officers or key employees of our advisor. There are no family relationships among any of our directors or officers, or officers or key employees of our advisor.

The Advisory Agreement

Many of the services performed by our advisor, Cole Advisors, in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions that our advisor performs for us as our advisor and it is not intended to include all of the services that are or may be provided to us by our advisor or its affiliates. Under the terms of the advisory agreement, our advisor undertakes to use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by the board of directors. In its performance of this undertaking, our advisor, either directly or indirectly by engaging an affiliate other than the property manager, shall, subject to the authority of the board:

•	find, present, and recommend to us real estate investment opportunities consistent with our investment policies and objectives;
•	structure the terms and conditions of transactions pursuant to which acquisitions of properties will be made;
•	acquire properties on our behalf in compliance with our investment objectives and policies;
•	arrange for financing and refinancing of properties; and
•	enter into leases and service contracts for the properties acquired.

The term of the current advisory agreement ends after one year and may be renewed for an unlimited number of successive one-year periods. The advisory agreement may be terminated by either party immediately upon a change of control of us or upon 60 days’ written notice without cause or penalty. In the event of the termination of our advisory agreement, our advisor is required to cooperate with us and take all reasonable steps requested by us to assist our board of directors in making an orderly transition of the advisory function.

Our advisor and its affiliates expect to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. Pursuant to the advisory agreement, however, our advisor must devote sufficient resources to our business operations to discharge its obligations. Our advisor may, upon approval by our board of directors, assign the advisory agreement to an affiliate controlled by Mr. Cole. Our advisor may not make any acquisition of property or financing of such acquisition on our behalf without the prior approval of a majority of our directors. The actual terms and conditions of transactions involving investments in properties shall be determined in the sole discretion of our advisor, subject at all times to such board approval.

We may reimburse our advisor for costs it incurs in connection with the services it provides to us, including, but not limited to, the following:

•

organization and offering expenses, which totaled approximately $800,000, including actual legal, accounting, printing and expenses attributable to organizing our company, filing fees incurred by our advisor, as well as reimbursements for marketing, salaries and direct expenses of its employees while engaged in registering and marketing the shares, other than selling commissions and due diligence and marketing expenses;

•	the annual cost of goods and materials used by us and obtained from entities not affiliated with our advisor, including brokerage fees paid in connection with the purchase and sale of securities;
•

administrative services including personnel costs; provided, however, that no reimbursement is made for costs of personnel to the extent that personnel are used in transactions for which our advisor receives a separate fee; and

•

acquisition expenses, which are defined to include expenses related to the selection and acquisition of our investments, at the lesser of actual cost or competitive rates charged by unaffiliated persons providing similar services.

Our advisor and its affiliates are paid fees in connection with services provided to us and may be reimbursed for expenses incurred in connection with its services to us. In the event the advisory agreement is terminated, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the termination. We do not reimburse our advisor or its affiliates for services for which our advisor or its affiliates are entitled to compensation in the form of a separate fee.

In the event we were to list our shares on a national exchange or include them for quotation on The Nasdaq Stock Market, we and our advisor will negotiate an appropriate fee structure for advisory services after such listing or quotation.

Other Affiliated Companies

Property Manager

Our properties currently are managed and leased by Cole Realty, which is owned by Cole Capital Advisors, an affiliate of our advisor. Christopher H. Cole serves as Chief Executive Officer, President and Treasurer of Cole Realty Advisors, and Blair D. Koblenz serves as its Executive Vice President, Chief Financial Officer and Secretary.

The property manager was organized in 2002 to lease and manage properties that we or entities affiliated with our advisor acquire. We pay the property manager property management fees not exceeding 3.0% of the gross revenue produced by the respective property, reduced by any payments to third-party property managers. In addition, we pay leasing commissions to the property manager based upon the customary leasing commission applicable to the geographic location of the property, but not in excess of the greater of $4.50 per square foot of leased space or 7.5% of the total lease obligation. The property manager derives all of its income from the property management and leasing services it performs for us and other Cole programs.

In the event the property manager assists a tenant with tenant improvements, a separate fee may be charged to the tenant and paid by the tenant. This fee will not exceed 5.0% of the cost of the tenant improvements. The property manager will only provide these services if the provision of the services does not cause any of our income from the applicable property to be treated as other than rents from real property for purposes of the applicable REIT requirements.

The property manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each property we acquired or may acquire, which may include but not be limited to on-site managers and building and maintenance personnel. Certain employees of the property manager may be employed on a part-time basis and may also be employed by our advisor or certain companies affiliated with it.

Our agreement with Cole Realty has a three-year term, scheduled to terminate on April 6, 2007, which may be renewed for three successive periods of three years each. Cole Realty also serves as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties.

In addition, the property manager directs the purchase of equipment and supplies and supervises all maintenance activity of our properties. The management fees to be paid to the property manager cover, without additional expense to us, all of the property manager’s general overhead costs. The principal office of the property manager is located at 2555 East Camelback Road, Suite 400, Phoenix, Arizona 85016.

Dealer Manager

Cole Capital Corporation, which acted as the dealer manager for our offering of shares of our common stock, is a member firm of the National Association of Securities Dealers, Inc. (“NASD”). It was organized in 1987 for the purpose of participating in and facilitating the distribution of securities in programs sponsored by Cole Capital Partners, its affiliates and its predecessors. Cole Capital Corporation provided certain sales, promotional and marketing services to us in connection with the distribution of the common stock offered pursuant to our private placement memorandum dated April 6, 2004. Blair D. Koblenz serves as President and Secretary of Cole Capital Corporation, and Christopher H. Cole serves as its Executive Vice President and Treasurer. Cole Capital Corporation is an affiliate of both our advisor and the property manager. Because Cole Capital Corporation, which was our dealer manager during our offering, is our affiliate, there was no independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities.

Interests in Other Real Estate Programs

Affiliates of our officers and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same investment objectives and policies as us and which may be involved in the same geographic area. Our advisor and affiliates of our officers are not obligated to present to us any particular investment opportunity which comes to their attention, even if such opportunity is of a character which might be suitable for investment by us. In addition, an affiliate of our advisor is currently sponsoring Cole Credit Property Trust II, Inc., a publicly offered, non-listed REIT. Our advisor and its affiliates will likely experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire properties that are adjacent to a property we own, our properties may compete with those properties for tenants or purchasers. If such other properties are not adjacent but are in close proximity to our properties, it also is possible that such other properties could be in competition with our properties for prospective tenants or purchasers.

Every transaction that we enter into with our advisor or its affiliates is subject to an inherent conflict of interest. Our board of directors, which does not currently include any independent directors, may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates.

Acquisition of Investments from Affiliates and Mortgage Loans to Affiliates

We purchased properties with existing mortgage loans from an affiliated entity. We did not acquire any investment from an affiliate unless our board of directors determined, in the exercise of its fiduciary duties to our stockholders, that the terms of the transaction were fair and reasonable to us. Although our board may determine to obtain an independent appraisal concerning a proposed property acquisition from an affiliate and, with respect to mortgage loans, the underlying property, to support its determination as to the fair market value of the property, we are not required to obtain an appraisal and in some circumstances our board may determine that it is not cost-effective or feasible to obtain an appraisal prior to making the investment. With respect to mortgage loans, we will not make or invest in a mortgage loan if the aggregate amount of all mortgage loans outstanding on the property, including our borrowings, would exceed an amount equal to 85.0% of the fair market value of the property, as determined by our board of directors, unless our board finds substantial justification due to the presence of other underwriting criteria. Acquisitions of investments from affiliates and mortgage loan investments secured by property held by affiliates are subject to inherent conflicts of interest related to determining the fair market value of the property, and with respect to mortgage loans, conflicts in enforcing our rights in the event of default by the borrower.

Services Provided by Affiliates

Affiliates of our officers and entities owned or managed by such affiliates are not be prohibited from providing services to, and otherwise dealing or doing business with, us or persons that deal with us, although no such services or activities (other than the services and activities disclosed in this memorandum) currently are conducted. We have and will not acquire properties from our advisor or its affiliates for less than fair market value, as determined by our board of directors, the current members of which are all affiliated with our advisor.

Competition for Management Services

Our advisor believes that it has sufficient time to discharge fully its responsibilities to us and to other business activities in which it is or may become involved. We do not have independent management and rely on our advisor for our management and operation. Our advisor, its affiliates, and entities owned or managed by its affiliates, however, are engaged in substantial other activities apart from our company. Accordingly, our advisor devotes only so much of its time to our business as is reasonably required in its judgment. Our advisor, members of our board of directors, affiliates of our officers and directors, and entities owned or managed by such affiliates have conflicts of interest in allocating management time, services, and functions among our business and any other entities it or they have organized or may organize in the future, as well as among our business and other business ventures in which it or they are or may become involved.

No Arm’s-Length Agreements

All agreements, contracts, or arrangements between or among us and our affiliates, including our advisor and its affiliates, were not negotiated at arm’s length. Such agreements include the advisory agreement, the dealer manager agreement, and the property management agreement.

Policies With Respect to Conflicts of Interest

In order to reduce or eliminate certain potential conflicts of interest, we adopted certain policies relating to transactions we enter into with our affiliates and allocation of investment opportunities among affiliated entities.

Transactions with Affiliates. Our policy is that the terms on which our relationships are conducted with our advisor or any of its affiliates will be fair to us and on terms and conditions no less favorable to us than can be obtained from independent third parties for comparable services in the same location.

Conflict Resolution Procedures with Respect to Acquisition of Properties. We and our advisor and its affiliates have agreed on certain steps to eliminate potential conflicts in connection with selecting properties when the property is suitable, under all of the factors considered by our advisor, for us and one or more other entities affiliated with our advisor. The affiliated parties will first consider which programs have funds for investment and will offer the property first to the program that has had the largest period of time elapse since it was offered an investment opportunity. In determining suitability, the factors that will be considered include cash requirements of each program, the effect of the acquisition on diversification by type of property, geographic area and type of tenant, anticipated cash flow, purchase price, and size of the investment. We and our advisor reserve the right to make adjustments in such determinations if delays occur and an acquisition does not close when anticipated.

ITEM 8.	DESCRIPTION OF SECURITIES

We were formed under the laws of the state of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our common stock is only a summary and you should refer to the Maryland General Corporation Law and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are available upon request.

Our charter authorizes us to issue up to 100,000,000 shares of capital stock, of which 90,000,000 shares are designated as common stock at $0.01 par value per share and 10,000,000 shares are designated as preferred stock at $0.01 par value per share. As of April 27, 2006, 10,095,751 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Our board of directors may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders.

Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our charter and bylaws contain certain provisions that could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest, or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Item 1. Description of Business – Risks Related to our Corporate Structure.”

Common Stock

Subject to any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restriction on the transfer of common stock, the holders of common stock are entitled to such dividends as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders. Upon issuance for full payment in accordance with the terms of the Offering, all common stock issued in the Offering was fully paid and non-assessable. Holders of common stock will not have preemptive rights, which mean that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund, redemption or appraisal rights. Shares of our common stock have equal dividend, distribution, liquidation and other rights.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. If we ever created and issued preferred stock with a dividend preference over common stock, payment of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may delay, prevent, render more difficult or tend to discourage the following:

•	a merger, offer, or proxy contest;
•	the assumption of control by a holder of a large block of our securities; or
•	the removal of incumbent management.

Also, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the holders of common stock.

Currently we have no preferred stock issued or outstanding. Our board of directors has no present plans to issue shares of preferred stock, but may do so at any time in the future without stockholder approval if our board, in its exercise of duties, concludes that such issuance is in our best interest.

Meetings and Special Voting Requirements

Subject to our charter restrictions on transfer of our stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of shares of our outstanding common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast.

However, under the Maryland General Corporation Law and our charter, the following events do not require stockholder approval:

•	stock exchanges in which we are the successor;
•

mergers with or into a 90.0% or more owned subsidiary, provided that the charter of the successor is not amended and that the contract rights of any stock issued in the merger are identical to those of the stock which was exchanged;

•	mergers in which we do not:
-	reclassify or change the terms of any of shares that are outstanding immediately before the effective time of the merger;
-	amend our charter; and
-	issue in the merger more than 20.0% of the number of shares of any class or series of shares outstanding immediately before the merger; and
•	transfers of less than substantially all of our assets or transfers of all or substantially all of our assets to a wholly-owned subsidiary.

Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Restrictions on Transfer

Our common stock has not been registered under the Securities Act or the securities laws of any state and the Offering was made and sold in reliance on exemptions from the registration requirements of such laws. There are restrictions imposed by the applicable federal and state securities laws upon the resale or transfer of shares except by gift, bequest, or operation of law. The shares, which are “restricted securities” as defined in Rule 144 promulgated by the Securities and Exchange Commission, must be held indefinitely unless they are subsequently registered under the Securities Act and any applicable state securities laws or unless, upon the advice of counsel satisfactory to us, the shares may be sold in a transaction that is exempt from the registration requirements of such laws. We have no obligation and do not intend to register the shares for resale under the Securities Act or any state securities laws or to take any action, including the filing of reports or the publication of information as required by Rule 144 under the Securities Act, which would make available to a subscriber an exemption from the registration requirements of any such laws for the resale or transfer of any shares.

To qualify as a REIT under the Internal Revenue Code:

•

five or fewer individuals (as defined in the Internal Revenue Code to include certain tax-exempt organizations and trusts) may not own, directly or indirectly, more than 50.0% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective. Our charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of the number or value (in either case as determined in good faith by our board of directors) of our outstanding shares of common stock. Our board of directors may waive this ownership limit if evidence satisfactory to our directors is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, our charter further prohibits the transfer or issuance of our common stock if such transfer or issuance:

•	with respect to transfers only, results in our common stock being owned by fewer than 100 persons;
•	results in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code;
•	results in our owning, directly or indirectly, more than 9.9% of the ownership interests in any tenant or subtenant; or
•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limit discussed above or in our being “closely held” under Section 856(h) of the Code, in our owning (directly or indirectly) more than 9.9% of the ownership interests in any tenant or subtenant or in our otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares.

To avoid confusion, these shares will be referred to in this registration statement as “Excess Securities.” Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all dividends and distributions authorized by the board of directors on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to vote all Excess Securities.

The trustee of the beneficial trust may select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

In addition, we have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities, or (ii) the current market price, until the Excess Securities are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any dividend or distribution we pay to an intended transferee on Excess Securities prior to our discovery that such Excess Securities have been transferred in violation of the provisions of the charter. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions described in this section of the registration statement to be void or invalid, then we may, at our option, deem the intended transferee of any Excess Securities to have acted as an agent on our behalf in acquiring such Excess Securities and to hold such Excess Securities on our behalf.

Any person who (i) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (ii) proposes or attempts any of the transactions in clause (i), is required to give us 15 days written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5.0% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy

Currently, we pay monthly distributions to our stockholders. However, because all of our operations are performed indirectly through our operating partnership, our ability to pay distributions depends on the operating partnership’s ability to pay distributions to its partners, including to us.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;
•	the ability of tenants to meet their obligations under the leases associated with our properties;
•	the amount of distributions or dividends received by us from our indirect real estate investments, if any;
•	our ability to keep our properties occupied;
•	our ability to maintain or increase rental rates when renewing or replacing current leases;
•	capital expenditures and reserves for such expenditures;
•	the issuance of additional shares; and
•	financings and refinancings.

We must distribute to our stockholders at least 90.0% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Internal Revenue Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs.

Stockholder Liability

The Maryland General Corporation Law provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and
•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or
•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination with Cole Capital Advisors or any affiliate of Cole Capital Advisors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and Cole Capital Advisors or any affiliate of Cole Capital Advisors. As a result, Cole Capital Advisors or any affiliate of Cole Capital Advisors may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;
•	owned by our officers; and
•	owned by our employees who are also directors.

“Control shares” mean voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.

As permitted by the Maryland General Corporation Law, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our common stock by Cole Capital Advisors or any affiliate of Cole Capital Advisors.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and
•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, our charter provides that our board has the exclusive power to fill any vacancies on the board. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) require, unless called by our chairman of the board, our President, our Chief Executive Officer or the board, the request of holders of a majority of outstanding shares to call a special meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market Information

On April 26, 2004, we commenced the Offering. We completed the Offering on September 16, 2005 after having raised aggregate gross proceeds of $100,331,320 through the sale of an aggregate of 10,097,251 shares of our common stock. As of April 27, 2006, 10,095,751 shares of our common stock were issued and outstanding and were held by 1,462 stockholders of record.

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Pursuant to the Offering, we sold shares of our common stock to our stockholders generally at a price of $10.00 per share. Additionally, we provided discounts in our Offering for certain categories of purchasers, including discounts based on the volume of purchases by single purchasers and certain of their affiliates. Under our charter, certain restrictions are imposed on the ownership and transfer of shares. The shares, which are “restricted securities” as defined in Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act, must be held indefinitely unless they are subsequently registered under the Securities Act and any applicable state securities laws or unless, upon the advice of counsel satisfactory to us, the shares are sold in a transaction that is exempt from the registration requirements of such laws. Currently, no shares of our common stock are eligible for sale under Rule 144.

We may seek to list our shares of common stock on a securities exchange or inter-dealer quotation system if our board of directors believes listing would be the in best interest of our stockholders. In making the decision to apply for listing of our shares or providing other forms of liquidity, such as selling our properties and other assets, either on a portfolio basis or individually, or engaging in a business combination transaction approved by our board of directors, our board of directors will evaluate whether listing the shares or liquidating would result in greater value for our stockholders. It cannot be determined at this time the circumstances, if any, under which the board of directors would determine to list the shares. If we do not list our shares of common stock on a national securities exchange or include them for quotation on The Nasdaq National Market by February 1, 2016, our charter requires that we either:

•	seek stockholder approval of an extension or amendment of this listing deadline; or
•	seek stockholder approval to adopt a plan of liquidation of the corporation.

If we sought and did not obtain stockholder approval of an extension or amendment to the listing deadline, we would then be required to seek stockholder approval of our plan of liquidation. If we sought and failed to obtain stockholder approval of our plan of liquidation, our charter would not require us to list or liquidate, and we would continue to operate as before. If we sought and obtained stockholder approval of our plan of liquidation, we would begin an orderly sale of our properties and distribute our net proceeds to our investors.

Unless and until our shares are listed on a national securities exchange or are included for quotation on The Nasdaq National Stock Market, it is not expected that a public market for our shares will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports. Until two years after the Offering and, if we subsequently offer our shares in another offering, until two years after any subsequent offering of our shares, we intend to use the offering price of shares in our most recent offering as the per share net asset value. Beginning two years after the last offering of our shares, the value of our properties and other assets for plan purposes will be based on valuations of our properties or of our enterprise as a whole as our board determines appropriate. Such valuations will be performed by our advisor or another firm we might choose for that purpose.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

•	the estimated value per share would actually be realized by our stockholders upon liquidation, because these estimates do not necessarily indicate the price at which properties can be sold;
•	our stockholders would be able to realize estimated net asset values if they were to attempt to sell their shares, because no public market for our shares exists or is likely to develop; or
•	that the value, or method used to establish value, would comply with ERISA or Internal Revenue Code requirements described above.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. The limited partners of our operating partnership have the right to cause their limited partnership units to be redeemed by the operating partnership or purchased by us for cash. In either event, the cash amount to be paid will be equal to the cash value of the number of our shares of common stock that would be issuable if the limited partnership units were exchanged for our shares of common stock on a one-for-one basis. Alternatively, we may elect to purchase the limited partnership units by issuing one share of our common stock for each limited partnership unit exchanged. These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon exercise would (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (4) cause us to own 10.0% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code, or (5) cause the acquisition of shares by a redeemed limited partner to be “integrated” with any other distribution of our shares for purposes of complying with the Securities Act. As of April 27, 2006, an aggregate of 9 limited partnership units in our operating partnership were issued and outstanding, all of which are held by our advisor. We are the sole general partner of the operating partnership and, as of April 27, 2006, we owned an approximately 99.99% equity percentage interest in the operating partnership. Our advisor is the only limited partner and the owner of the other approximately 0.01% equity percentage interest in the operating partnership. See “Part I - Item 8. Description of Securities.”

Share Redemption Program

In order to provide stockholders with the possibility of liquidity, stockholders who have held their shares of common stock for at least one year may receive the benefit of limited interim liquidity by presenting for redemption all or a minimum portion of their shares to us at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption.

We determine at the beginning of each fiscal year the maximum amount of shares that we may redeem during that year. We may use up to 1.0% of our annual cash flow to meet these redemption needs, including cash proceeds generated from new offerings, operating cash flow not intended for dividends, borrowings, and capital transactions such as asset sales or refinancings. For fiscal 2006, our board has determined that we may use an amount equal to 0.5% of our fiscal 2006 cash flow to meet these redemption requests of our stockholders. The board has reserved the right to reject any requests for redemption and to amend the terms of the redemption plan. No shares were redeemed during the year ended December 31, 2005 or from the date of Inception (March 29, 2004) to December 31, 2004.

Except as described below for redemptions upon the death of a stockholder, the purchase price for the redeemed shares will equal the lesser of (1) the price actually paid for those shares or (2) either (i) $8.50 per share or (ii) 90.0% of the net asset value per share, as determined by our advisor or another firm we might choose for that purpose. Our board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a stockholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemption, or (4) otherwise amend the terms of our share redemption program.

The purchase price for shares redeemed upon the death of a stockholder generally will be equal to the price the stockholder actually paid for the shares. If, at the time of redemption, our advisor or another firm we might choose for that purpose, has made a determination of our net asset value per share, the purchase price for shares redeemed upon the death of a stockholder will be the net asset value of the shares as so determined. We will redeem shares upon the death of a stockholder only to the extent that we have sufficient funds available to us to fund such redemption.

Redemption of shares, when requested, may generally be made quarterly on a first-come, first-served basis. We cannot guarantee that we will have sufficient available cash flow to accommodate any or all requests made in any quarter. If we do not have such sufficient funds available, at the time when redemption is requested, our stockholders can (1) withdraw its request for redemption or (2) ask that we honor the request at such time, if any, when sufficient funds become available. Such pending requests will generally be honored on a first-come, first-served basis.

Stockholders may present to us fewer than all of their shares for redemption, except that (1) a stockholder must present for redemption at least 2,500 shares and (2) if the stockholder retains any shares, it must retain at least 2,500 shares. The shares we redeem under our share redemption program will be cancelled and return to the status of unauthorized but unissued shares.

Our board of directors may choose to amend, suspend or terminate our share redemption program upon 30 days notice at any time.

During the quarter ended March 31, 2006, we redeemed 2,500 shares at $8.50 per share.

Distributions

We qualified as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2004. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income. One of our primary goals is to pay regular (monthly) distributions to our stockholders.

The following table shows the distributions we have declared (including the total amount paid and the amount paid on a per share basis) since we commenced operations and through the quarter ended March 31, 2006:

	Total Amount of	Distributions
Period Declared	Distributions Paid	Per Share
September 2004	$132,344	$0.1688
December 2004	379,252	0.1688
March 2005	639,141	0.1688
April 2005	275,936	0.0563
May 2005	323,389	0.0583
June 2005	372,330	0.0583
July 2005	431,491	0.0583
August 2005	562,748	0.0583
September 2005	589,059	0.0583
October 2005	589,133	0.0583
November 2005	589,133	0.0583
December 2005	589,133	0.0583
January 2006	589,133	0.0583
February 2006	589,133	0.0583
March 2006	589,133	0.0583
Total	$7,240,488

We expect to maintain the distribution rate paid in the second quarter of 2006, unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;
•	the ability of tenants to meet their obligations under the leases associated with our properties;
•	our ability to keep our properties occupied;
•	our ability to maintain or increase rental rates when renewing or replacing current leases;
•	capital expenditures and reserves for such expenditures;
•	the issuance of additional shares; and
•	financings and refinancings.

For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. The following table represents the character of distributions to stockholders for the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004:

Character of Distributions:	2005	2004
Ordinary income	49%	100%
Return of capital	51%	0%
Total	100%	100%

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not have any compensation plans under which we are authorized to issue equity securities.

ITEM 2.	LEGAL PROCEEDINGS

In the ordinary course of business, we may become subject to litigation or claims. There are no material pending legal proceedings or proceedings known to be contemplated against us.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There were no changes in or disagreements with our independent registered public accountants during the quarter ended March 31, 2006, the year ended December 31, 2005, or the period from inception (March 29, 2004) to December 31, 2004.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

Since our formation in March 2004, we have issued shares of our common stock in private placements exempt from registration under the Securities Act pursuant to Section 4(2) thereof in the amounts, for the consideration and at the times set forth below:

•	We issued 1,000 shares of our common stock to Cole REIT Advisors, LLC, our advisor, in connection with our organization in March 2004 at $10.00 per share.

•

We issued 578,700 shares of our common stock in July 2004, in connection with our Offering. We issued all of the shares to “accredited investors” as such term is defined in Rule 501(a) promulgated by the SEC under the Securities Act.

•

We issued 2,263,335 shares of our common stock between August 2004 and December 2004, in connection with our Offering. We issued all of the shares to “accredited investors” as such term is defined in Rule 501(a) promulgated by the SEC under the Securities Act.

•

We issued 7,255,216 shares of our common stock between January 2005 and September 2005, in connection with our Offering. We issued all of the shares to “accredited investors” as such term is defined in Rule 501(a) promulgated by the SEC under the Securities Act.

We issued all of the shares of our common stock sold in the Offering described above to accredited investors on a “best efforts” basis exempt from registration under Rule 506 of Regulation D promulgated by the SEC under the Securities Act beginning on April 26, 2004 and continuing through September, 2005. All offers and sales were made to accredited investors. The aggregate gross proceeds from the sale of shares in our Offering was $100,331,320. The net proceeds that we received was $90,618,561. Cole Capital Corporation, an affiliate of our advisor, acted as dealer manager in the Offering.

On March 30, 2004, our operating partnership issued to our advisor nine limited partnership units and to us 9,000 general partnership units. The partnership interests were issued in connection with the organization of the operating partnership in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our charter limits the personal liability of our stockholders, directors, and officers to us and our stockholders for monetary damages to the fullest extent permitted under current Maryland law. We also obtained a directors and officers liability insurance policy.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of service in that capacity. Maryland law permits us to indemnify present and former directors and officers, among others, against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

•	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property, or services;
•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful; or
•

in a proceeding by us or on our behalf, the director or officer was adjudged to be liable to us (although a court may order indemnification for expenses relating to an adverse judgment in a suit by or in the right of the corporation or a judgment of liability on the basis that personal benefit was improperly received).

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate our company to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from this service in any capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit our stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us, although the equitable remedies may not be an effective remedy in some circumstances.

We have agreed to indemnify and hold harmless our advisor and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement. As a result, we and our stockholders may be entitled to a more limited right of action than we would otherwise have if these indemnification rights were not included in the advisory agreement.

The general effect to stockholders of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the officers and directors.

The Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-2
Consolidated Balance Sheets as of March 31, 2006 (Unaudited) and December 31, 2005	F-3

Consolidated Statements of Operations for the Three Months Ended March 31, 2006 (unaudited) and 2005 (unaudited), the Year Ended December 31, 2005 and the Period From Inception (March 29, 2004) to December 31, 2004

F-4
Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2005 and the Period From Inception (March 29, 2004) to December 31, 2004	F-5

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 (unaudited) and 2005 (unaudited), the Year Ended December 31, 2005 and the Period From Inception (March 29, 2004) to December 31, 2004

F-6
Notes to Consolidated Financial Statements	F-7
Selected Summary Financial Data and Financial Statement Related to Acquired Real Estate Operations	F-21
Audited Historical Summary of Property Acquired	F-30
Independent Auditors Report on Historical Summary	F-30
Statement of Revenues and Certain Operating Expenses for the year ended December 31, 2004	F-31
Notes to the Statement of Revenues and Certain Operating Expenses	F-32
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005 (unaudited)	F-34
Notes to Pro Forma Consolidated Financial Statements (Unaudited)	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Cole Credit Property Trust, Inc.

Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Cole Credit Property Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005 and for the period from March 29, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements presents fairly, in all material respects, the financial position of Cole Credit Property Trust, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005 and for the period from March 29, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Company was in the development stage prior to July 1, 2004, after which, the Company completed its development activities and commenced its planned principal operations.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

April 28, 2006

COLE CREDIT PROPERTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005
Assets:	(unaudited)
Real estate assets, at cost:
Land	$54,952,528	$54,952,528
Buildings and improvements, less accumulated depreciation of $2,616,461 and $3,525,260 at December 31, 2005 and March 31, 2006 (unaudited), respectively.	117,464,324	118,364,790
Acquired intangible lease assets, less accumulated amortization of $1,962,241 and $1,486,696 at March 31, 2006 (unaudited) and December 31, 2005, respectively.	26,055,354	26,530,899
Total real estate assets	198,472,206	199,848,217
Cash and cash equivalents	1,195,373	1,063,092
Rents and tenant receivables	935,544	670,150
Other assets	7,092	513,622
Deferred financing costs, less accumulated amortization of $686,661and $550,122 March 31, 2006 (unaudited) and December 31, 2005, respectively.	1,935,402	2,073,998
Total assets	$202,545,617	$204,169,079
Liabilities and Stockholders’ Equity:
Mortgage notes payable	$113,984,348	$113,984,348
Accounts payable and accrued expenses	598,834	739,169
Due to affiliates	18,479	18,479
Acquired below market leases, less accumulated amortization of $255,309 and $203,143 at March 31, 2006 (unaudited) and December 31, 2005, respectively.	1,969,448	2,021,614
Distributions payable	589,133	589,133
Prepaid rent	155,953	206,703
Total liabilities	117,316,195	117,559,446
Stockholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value; 90,000,000 shares authorized, 10,095,751 and 10,098,251 shares issued and outstanding at March 31, 2006 (unaudited) and December 31, 2005, respectively	100,958	100,983
Capital in excess of par value	90,470,967	90,492,191
Accumulated distributions in excess of earnings	(5,342,503)	(3,983,541)
Total stockholders’ equity	85,229,421	86,609,633
Total liabilities and stockholders’ equity	$202,545,617	$204,169,079

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months	Three Months		Period from Inception
	Ended	Ended	Year Ended	(March 29, 2004) to
	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004
Revenues:	(unaudited)	(unaudited)
Rental income	$ 3,925,600	$ 1,435,169	$ 10,548,423	$ 951,220
Tenant reimbursement income	73,457	-	319,270	-
Total revenue	3,999,057	1,435,169	10,867,693	951,220
Expenses:
General and administrative	155,395	11,782	341,369	58,575
Property operating expenses	73,299	-	290,408	-
Property and asset management fees	236,063	170,363	726,065	111,044
Depreciation	908,799	313,487	2,430,601	185,860
Amortization	445,083	172,589	1,208,193	110,654
Total operating expenses	1,818,639	668,221	4,996,636	466,133
Real estate operating income	2,180,418	766,948	5,871,057	485,087
Other income (expense):
Interest income	4,987	13,332	119,860	12,472
Interest expense	(1,776,970)	(603,847)	(4,664,223)	(334,710)
Total other income (expense)	(1,771,983)	(590,515)	(4,544,363)	(322,238)
Net income	$ 408,435	$ 176,433	$ 1,326,694	$ 162,849
Weighted average number of common shares outstanding:
Basic and diluted	10,098,251	3,801,080	7,156,606	1,029,127
Net income per common share:
Basic and diluted	$ 0.04	$ 0.05	$ 0.19	$ 0.16

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock			Accumulated
	Number of Shares	Par Value	Capital in Excess in Par Value	Distributions in Excess of Earnings	Total Stockholders’ Equity
Balance, March 29, 2004 (Date of Inception)	—	$—	$—	$—	$—
Issuance of common stock	2,843,035	28,430	28,401,920	—	28,430,350
Distributions	—	—	—	(511,591)	(511,591)
Commissions on stock sales and related dealer manager fees	—	—	(2,703,579)	—	(2,703,579)
Other offering costs	—	—	(461,804)	—	(461,804)
Net income	—	—	—	162,849	162,849
Balance, December 31, 2004	2,843,035	28,430	25,236,537	(348,742)	24,916,225
Issuance of common stock	7,255,216	72,553	71,838,418	—	71,910,971
Distributions	—	—	—	(4,961,493)	(4,961,493)
Commissions on stock sales and related dealer manager fees	—	—	(6,251,248)	—	(6,251,248)
Other offering costs	—	—	(331,516)	—	(331,516)
Net income	—	—	—	1,326,694	1,326,694
Balance, December 31, 2005	10,098,251	$100,983	$90,492,191	$(3,983,541)	$86,609,633

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months	Three Months		Period from Inception
	Ended	Ended	Year Ended	(March 29, 2004) to
	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004
Cash Flows from Operating Activities:	(unaudited)	(unaudited)
Net income	$ 408,435	$ 176,433	$ 1,326,694	$ 162,849
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	908,799	313,487	2,430,601	185,860
Amortization	445,084	172,589	1,208,193	110,654
Amortization of deferred financing costs	136,540	70,213	473,330	42,599
Amortization of above and below market leases	(21,705)	(8,958)	(56,323)	19,694
Changes in assets and liabilities:
Rents and tenant receivables	(265,394)	(51,890)	(646,670)	(23,480)
Other assets	506,530	201,403	411,426	(925,048)
Accounts payable and accrued expenses	(140,335)	24,221	594,537	144,633
Prepaid rent	(50,750)	(120,820)	85,883	120,820
Due to affiliates	-	700	53,372	(34,893)
Total adjustments	1,518,769	600,945	4,554,349	(359,161)
Net cash provided by (used in) operating activities	1,927,204	777,378	5,881,043	(196,312)
Cash Flows from Investing Activities:
Investment in real estate and related assets	(8,332)	(11,940,603)	(119,288,379)	(34,040,099)
Acquired intangible lease assets	-	(1,625,494)	(16,795,331)	(5,609,982)
Acquired below market lease intangibles	-	66,491	826,860	1,397,897
Restricted cash	-	2,828,250	3,872,550	(3,872,550)
Net cash used in investing activities	(8,332)	(10,671,356)	(131,384,300)	(42,124,734)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	-	17,679,697	71,910,971	28,430,351
Common stock redemptions	(21,250)	-	-	-
Proceeds from mortgage notes payable	-	10,136,000	107,684,600	17,829,500
Repayments on mortgage notes payable	-	(2,612,500)	(39,746,000)	-
Escrowed investor proceeds liability	-	(2,828,250)	(3,872,550)	3,872,550
Offering costs on issuance of common stock	-	(1,724,523)	(6,582,764)	(3,165,379)
Distributions to investors	(1,767,397)	(379,252)	(4,751,612)	(132,344)
Deferred financing costs paid	2,056	(164,075)	(1,777,485)	(812,443)
Net cash (used in) provided by financing activities	(1,786,591)	20,107,097	122,865,160	46,022,235
Net increase (decrease) in cash and cash equivalents	132,281	10,213,119	(2,638,097)	3,701,189
Cash and cash equivalents, beginning of period	1,063,092	3,701,189	3,701,189	-
Cash and cash equivalents, end of period	$ 1,195,373	$ 13,914,308	$ 1,063,092	$ 3,701,189
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$ 589,133	$ 639,141	$ 589,133	$ 379,247
Mortgage notes assumed in real estate acquisitions	$ -	$ -	$ 6,353,000	$ 21,863,248
Supplemental Cash Flow Disclosure:
Interest paid	$ 1,622,696	$ 480,053	$ 3,904,751	$ 212,217

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust, Inc. (the “Company”) was formed on March 29, 2004 and is a Maryland corporation that is organized and operating as a real estate investment trust (“REIT”) for federal income tax purposes. The Company commenced active operations on July 1, 2004, when the minimum required offering proceeds was received and funds were released from escrow. Substantially all of the Company’s business is conducted through Cole Operating Partnership I, LP (“Cole OP I”), a Delaware limited partnership. The Company is the sole general partner of and owns an approximately 99.99% partnership interest in Cole OP I. Cole REIT Advisors I, LLC (“Cole Advisors”) the affiliate advisor to the Company, is the sole limited partner and owner of 0.01% (minority interest) of the partnership interests of Cole OP I.

At March 31, 2006 and December 31, 2005, the Company owned 41 properties comprising approximately 1,009,000 square feet of single-tenant commercial space located in nineteen states. At March 31, 2006 and December 31, 2005, these properties were 100% leased.

The Company’s stock is not currently listed on a national exchange. The Company may seek to list its stock for trading on a national securities exchange or for quotation on The Nasdaq National Market only if the board of directors determines that listing would be in the best interest of its stockholders. The Company does not intend to list its shares at this time. The Company does not anticipate that there would be any market for its common stock until its shares are listed or quoted. In the event it does not obtain listing prior to February 1, 2016, its charter requires that it either: (1) seek stockholder approval of an extension or amendment of this listing deadline; or (2) seek stockholder approval to adopt a plan of liquidation of the corporation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such financial statements and accompanying notes are the representations of its management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Unaudited Interim Financial Information

The interim financial information as of March 31, 2006 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the quarter ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Investment in Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Amounts capitalized to real estate assets consist of the cost of acquisition or construction and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred.

All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are as follows:

Building	40 years
Tenant improvements	Lease term
Intangible lease assets	Lesser of useful life or lease term

Impairment losses are recorded on long-lived assets used in operations, which includes the operating properties, when indicators of impairment are present and the assets’ carrying amount is greater than the sum of the future undiscounted cash flows, excluding interest, estimated to be generated by those assets. As of March 31, 2006 (unaudited) and December 31, 2005, no indicators of impairment existed and no losses had been recorded.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their fair values.

We utilize appraisals to determine the fair values of the tangible assets of an acquired property (which includes the land and building) and the value is then allocated to land and building based on our determination of the relative fair value of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to rental income over the remaining term of the respective leases.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Rents and Tenant Receivables

Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries from tenants. See Revenue Recognition.

Other Assets

Other assets consist primarily of amounts paid to a lender to lock the interest rate to be used for future loans for up to a 180-day period, subject to extensions. The deposited amounts will be applied as a principal reduction on such loans under the terms of the respective rate lock agreements. At December 31, 2005, the Company had approximately $495,300 outstanding in deposits which lock the interest rate for future loans. As of March 31, 2006 (unaudited), no rate lock deposits were outstanding.

Other assets also includes prepaid expenses as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement. Amortization of deferred financing costs for the quarters ended March 31, 2006 and 2005 were approximately $137,000 and approximately $70,000, respectively, and approximately $473,000 and approximately $43,000 during the year ended December 31, 2005 and the period from March 29, 2004 (date of inception) to December 31, 2004, respectively and was recorded in interest expense in the consolidated statements of operations.

Revenue Recognition

Upon the acquisition of real estate, certain properties have leases where minimum rent payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. Accordingly, the Company records a receivable from tenants that the Company expects to collect over the remaining lease term rather than currently, which is recorded as rents receivable. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Cost recoveries from tenants are included in rental income in the period the related costs are incurred.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. The Company generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Concentration of Credit Risk

As of March 31, 2006 (unaudited) and December 31, 2005, the Company had cash on deposit in one financial institution in excess of federally insured levels; however, the Company has not experienced any losses in such account. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

The Company’s tenants are generally of “investment grade” quality. As of March 31, 2006 (unaudited) and December 31, 2005, four tenants in the drugstore industry, one tenant in the auto sales industry and one tenant in the home improvement industry accounted for approximately 37%, 10%, and 10%, of the Company’s 2005 gross annualized base rental revenues, respectively.

Offering and Related Costs

Cole Advisors funded all of the organization and offering costs on the Company’s behalf and has been reimbursed for such costs up to the lesser of 2.0% of the cumulative capital raised by the Company in the Offering or $800,000. As of March 31, 2006 (unaudited) and December 31, 2005, the Company had reimbursed Cole Advisors for approximately $798,000 of organization and offering costs. The offering costs, which include items such as legal and accounting fees, marketing, and promotional printing costs, were recorded as a reduction of capital in excess of par value along with sales commissions and dealer manager fees of 7% and 2.5%, respectively. Organization costs were expensed as incurred, of which approximately $5,000 was expensed during the period ended December 31, 2004.

Due to affiliates

Due to affiliates consists of approximately $9,000 due to Cole Advisors for asset management fees and approximately $9,000 due to Cole Capital Corporation (“Cole Capital”), our affiliated dealer manager, for dealer manager fees.

Stockholders’ Equity

As of March 31, 2006 (unaudited) and December 31, 2005, the Company was authorized to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $.01 per share. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining stockholder approval.

The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value. As the Company’s share redemption program allows the Company’s board of directors to reject any request for redemption, the Company accounts for the common stock issued in the Offering as permanent equity, in accordance with Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stock.” During the quarter ended March 31, 2006 (unaudited), the Company redeemed 2,500 shares at $8.50 per share under the share redemption program. No shares were redeemed during the quarter ended March 31, 2006 (unaudited), the year ended December 31, 2005 or from the date of Inception (March 29, 2004) to December 31, 2004.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding is identical for basic and fully diluted earnings per share. The Company has no stock options issued or outstanding.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Reportable Segments

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company determined that it has one reportable segment, with activities related to investing in real estate. The Company’s investments in real estate generate rental revenue and other income through the leasing of single-tenant properties, which comprised 100% of its total consolidated revenues for the quarters ended March 31, 2006 and 2005, for the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004. Although the Company’s investments in real estate are geographically diversified throughout the United States, management evaluates operating performance on an individual property level. However, as each of the Company’s single-tenant properties has similar economic characteristics, tenants, and products and services, our single-tenant properties have been aggregated into one reportable segment.

Interest

Interest is charged to interest expense as it accrues. No interest costs were capitalized during the quarters ended March 31, 2006 and 2005, the year ended December 31, 2005 or the period from inception (March 29, 2004) to December 31, 2004.

Distributions Payable and Distribution Policy

The Company’s board of directors has declared and the Company has paid the following distributions;

	Total Amount of	Distributions
Period Declared	Distributions Paid	Per Share
Quarter ended September 30, 2004	$132,344	$0.1688
Quarter ended December 31, 2004	379,252	0.1688
Quarter ended March 31, 2005	639,141	0.1688
April 2005	275,936	0.0563
May 2005	323,389	0.0583
June 2005	372,330	0.0583
July 2005	431,491	0.0583
August 2005	562,748	0.0583
September 2005	589,059	0.0583
October 2005	589,133	0.0583
November 2005	589,133	0.0583
December 2005	589,133	0.0583
January 2006 (unaudited)	589,133	0.0583
February 2006 (unaudited)	589,133	0.0583
March 2006 (unaudited)	589,133	0.0583
Total	$7,240,488

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Recent Accounting Pronouncements

In July 2005, the FASB issued Staff Position (“FSP”) Statement of Position (“SOP”) 78-9-1, Interaction of American Institute of Certified Public Accountants (“AICPA”) SOP 78-9 and Emerging Issues Task Force (“EITF”) Issue No. 04-5. The EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights stating that a general partner is presumed to control a limited partnership and should consolidate the limited partnership unless the limited partners possess substantive “kick-out” rights or the limited partners possess substantive participating rights. This FSP eliminates the concept of “important rights” of SOP 78-9 and replaces it with the concepts of “kick-out rights” and “substantive participating rights” as defined in Issue 04-5. This EITF and FSP are effective after June 29, 2005 for general partners of all new partnerships formed and for existing partnerships for which the partnership agreements are modified. For general partners in all other partnerships, this guidance is effective no later than January 1, 2006. The adoption of the FSP did not have a material impact on the consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” to clarify that the term conditional asset retirement obligation as used in FASB Statement No. 143 is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that the enterprise may or may not have control over. This Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably determined. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Interpretation No. 47 did not have a material impact on the consolidated financial statements.

NOTE 3 — REAL ESTATE ACQUISITIONS

During the year ended December 31, 2005, the Company acquired the following properties:
					2005	Percentage of
			Square	Purchase	Annualized	2005 Annualized
Property	Acquisition Date	Location	Feet	Price	Gross Base Rent (unaudited)	Gross Base Rent (unaudited)
Lowe’s home improvement	January 14, 2005	Jonesboro, AR	126,405	$10,400,000	$754,637	7.11%
CVS drugstore	March 10, 2005	Whiteville, NC	10,055	2,670,000	186,150	1.75%
Rite Aid drugstore	April 14, 2005	Bangor, ME	13,100	4,250,000	354,715	3.34%
Tractor Supply specialty retail	April 29, 2005	Woodstock, VA	22,670	3,015,000	232,398	2.19%
Sherwin Williams specialty retailer	May 9, 2005	Angola, IN	5,010	1,091,500	86,129	0.81%
Sherwin Williams specialty retailer	May 9, 2005	Ashtabula, OH	5,400	758,560	60,177	0.57%
Sherwin Williams specialty retailer	May 9, 2005	Boardman, OH	6,000	915,140	72,391	0.68%
Apria Healthcare	May 17, 2005	Indianapolis, IN	82,750	7,100,000	547,773	5.16%
Gander Mountain sporting goods	May 26, 2005	Houston, TX	88,492	12,886,000	1,147,486	10.82%
CVS drugstore	June 3, 2005	Lago Vista, TX	13,813	4,847,860	378,133	3.56%
CVS drugstore	June 20, 2005	Duncanville, TX	10,908	3,287,000	240,162	2.26%
CVS drugstore	June 20, 2005	Independence, MO	10,908	3,878,000	282,975	2.67%
Eckerd drugstore	June 20, 2005	Murfreesboro, TN	11,200	3,538,000	274,584	2.59%
CineMagic Theatre	June 24, 2005	Rochester, MN	45,455	7,400,000	677,721	6.39%
Eckerd drugstore	June 29, 2005	Spartanburg, SC	13,824	5,239,773	392,983	3.70%
Rite Aid drugstore	June 30, 2005	Wheelersburg, OH	10,650	2,123,000	178,896	1.69%
Eckerd drugstore	June 30, 2005	Philadelphia, PA	11,361	4,140,000	315,459	2.97%
Eckerd drugstore	July 8, 2005	Hayes, VA	13,813	4,266,000	319,950	3.02%
Eckerd drugstore	July 15, 2005	Travelers Rest, SC	13,813	4,826,493	361,978	3.41%
Tractor Supply specialty retail	July 22, 2005	Paducah, KY	21,688	2,158,600	173,406	1.63%
Rite Aid drugstore	July 26, 2005	St. Marys, OH	14,564	3,050,000	247,690	2.33%
Walgreens drugstore	August 11, 2005	Hutchinson, KS	14,395	5,325,600	346,164	3.26%
Walgreens drugstore	August 11, 2005	Newton, KS	14,444	4,447,015	289,056	2.72%
Tractor Supply specialty retail	August 17, 2005	Glasgow, KY	21,688	2,524,000	202,421	1.91%
Best Buy electronics	August 24, 2005	Tupelo, MS	20,000	4,164,000	297,800	2.81%
Conns appliance store	August 31, 2005	Austin, TX	24,960	4,800,000	379,325	3.58%
Conns appliance store	August 31, 2005	Pecan Park, TX	24,960	4,675,000	367,684	3.47%
Conns appliance store	August 31, 2005	Hurst, TX	25,230	2,625,000	206,850	1.95%
Vanguard car rental	September 29, 2005	College Park, GA	23,360	14,375,000	1,030,590	9.71%
Rite Aid drugstore	September 30, 2005	Buxton, ME	11,180	2,402,000	204,147	1.92%
			732,096	$137,178,541	$10,609,830	100.00%

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

In accordance with SFAS, No. 141, the Company allocated the purchase price of these properties to the fair value of the assets acquired and the liabilities assumed, including the allocation of the intangibles associated with the in-place leases considering the following factors: lease origination costs, tenant relationships, and above or below market leases. See Notes 1, 4 and 6.

NOTE 4 — INTANGIBLE LEASE ASSETS

Identified intangible assets relating to the real estate acquisitions discussed in Note 3 consisted of the following:

	March 31,	December 31,
	2006	2005
Acquired in place leases and tenant relationships, net of accumulated amortization of $1,765,264 and $1,320,182 at March 31, 2006 (unaudited) and December 31, 2005, respectively (with a weighted average life of approximately 167 months for in-place leases and tenant relationships).	$24,159,400	$24,604,482
Acquired above-market leases, net of accumulated amortization of $196,976 and $166,514 at March 31, 2006 (unaudited) and December 31, 2005, respectively (with a weighted average life of 191 and 194 months, respectively).	1,895,954	1,926,417
	$26,055,354	$26,530,899

Amortization expense recorded on the identified intangible assets for the quarters ended March 31, 2006 (unaudited) and 2005 (unaudited), the year ended December 31, 2005, and the period from inception (March 29, 2004) to December 31, 2004 was approximately $476,000, approximately $202,000, approximately $1,326,000, and approximately $159,000, respectively.

Estimated amortization expense of the respective intangible lease assets as of December 31, 2005 for each of the five succeeding fiscal years is as follows:

	Amount
	Lease	Above
Year	In-Place	Market Lease
2006	$1,777,819	$121,984
2007	1,777,819	121,984
2008	1,777,819	121,984
2009	1,777,819	121,984
2010	1,777,819	121,984
	$8,889,095	$609,920

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

NOTE 5 — MORTGAGE NOTES PAYABLE

As of December 31, 2005, the Company had the following indebtedness outstanding:

		Fixed	Fixed		Variable
		Rate	Interest		Rate		Total Loan
Property	Location	Loan Amount	Rate	Maturity Date	Loan Amount	Maturity Date	Outstanding
Wawa	Vineland, NJ	$—	N/A	N/A	$2,562,749	May 26, 2010	$2,562,750
Wawa	Newark, DE	—	N/A	N/A	2,562,749	May 26, 2010	2,562,749
Wawa	Clifton Heights, PA	—	N/A	N/A	2,562,749	May 26, 2010	2,562,749
Walgreens	Houston, TX	1,207,000	5.15%	November 11, 2009	—	N/A	1,207,000
Walgreens	Lawrence, KS	1,526,000	5.15%	November 11, 2009	—	N/A	1,526,000
Rite Aid	Memphis, TN	1,924,800	5.36%	November 11, 2009	—	N/A	1,924,800
Rite Aid	Warren, OH	1,842,700	5.36%	November 11, 2009	—	N/A	1,842,700
CarMax	Merriam, KS	—	N/A	N/A	8,750,000	April 29, 2006	8,750,000
Walgreens	Cahokia, IL	1,305,000	4.62%	December 11, 2009	—	N/A	1,305,000
Walgreens	Cleveland, OH	1,224,000	4.62%	December 11, 2009	—	N/A	1,224,000
Lowe's	Texas City, TX	6,187,500	4.91%	January 11, 2010	—	N/A	6,187,500
Lowe's	Jonesboro, AR	5,857,500	4.87%	April 11, 2010	—	N/A	5,857,500
CVS	Whiteville, NC	1,736,000	5.27%	March 11, 2015	—	N/A	1,736,000
Rite Aid	Bangor, ME	2,763,000	5.40%	July 11, 2010	—	N/A	2,763,000
Tractor Supply	Woodstock, VA	1,658,000	5.45%	May 11, 2015	—	N/A	1,658,000
Sherwin Williams	Angola, IN	709,000	5.40%	July 11, 2010	—	N/A	709,000
Sherwin Williams	Ashtabula, OH	493,000	5.40%	July 11, 2010	—	N/A	493,000
Sherwin Williams	Boardman, OH	595,000	5.40%	July 11, 2010	—	N/A	595,000
Apria	Indianapolis, IN	4,615,000	5.40%	July 11, 2010	—	N/A	4,615,000
Gander Mountain	Houston, TX	—	N/A	N/A	7,731,600	May 26, 2007	7,731,600
CVS	Lago Vista, TX	3,151,000	5.42%	July 11, 2015	—	N/A	3,151,000
CVS	Duncanville, TX	2,137,000	5.40%	July 11, 2010	—	N/A	2,137,000
CVS	Independence, MO	2,521,000	5.40%	July 11, 2010	—	N/A	2,521,000
Eckerd	Murfreesboro, TN	2,303,000	5.40%	July 11, 2010	—	N/A	2,303,000
CineMagic	Rochester, MN	—	N/A	N/A	4,070,000	June 24, 2006	4,070,000
Eckerd	Spartanburg, SC	3,406,000	5.55%	July 11, 2015	—	N/A	3,406,000
Rite Aid	Wheelersburg, OH	1,380,000	5.40%	July 11, 2010	—	N/A	1,380,000
Eckerd	Philadelphia, PA	2,691,000	5.40%	July 11, 2010	—	N/A	2,691,000
Eckerd	Hayes, VA	2,773,000	5.55%	July 11, 2015	—	N/A	2,773,000
Eckerd	Travelers Rest, SC	3,137,000	5.63%	August 11, 2015	—	N/A	3,137,000
Tractor Supply	Paducah, KY	1,187,000	5.64%	August 11, 2015	—	N/A	1,187,000
Rite Aid	St. Marys, OH	1,687,000	5.64%	August 11, 2015	—	N/A	1,687,000
Walgreens	Hutchinson, KS	3,462,000	5.51%	August 11, 2015	—	N/A	3,462,000
Walgreens	Newton, KS	2,891,000	5.51%	August 11, 2015	—	N/A	2,891,000
Tractor Supply	Glasgow, KY	1,388,000	5.53%	September 11, 2015	—	N/A	1,388,000
Best Buy	Tupelo, MS	2,707,000	5.57%	September 11, 2010	—	N/A	2,707,000
Conns	Austin, TX	2,640,000	5.71%	October 11, 2010	—	N/A	2,640,000
Conns	Pecan Park, TX	2,571,000	5.71%	October 11, 2010	—	N/A	2,571,000
Conns	Hurst, TX	1,444,000	5.71%	October 11, 2010	—	N/A	1,444,000
Vanguard	College Park, GA	—	N/A	N/A	8,625,000	November 3, 2008	8,625,000
		$77,119,500			$36,864,847		$113,984,348

The fixed rate debt mortgage notes require monthly interest-only payments with the principal balance due November 2009 through September 2015. The variable rate debt mortgage notes bear interest at the one-month LIBOR rate plus a range of 190 to 220 basis points and require monthly interest-only payments. Each of the mortgage notes are secured by the respective property. The mortgage notes are generally non-recourse to the Company and Cole Op I, but both are liable for customary non-recourse carveouts.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

The mortgage notes may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three monthly payment dates occurring immediately prior to the maturity date, and (ii) partial prepayments resulting from the application of insurance or condemnation proceeds to reduce the outstanding principal balance of the mortgage notes. Notwithstanding the prepayment limitations, the Company may sell the properties to a buyer that assumes the respective mortgage loan. The transfer would be subject to the conditions set forth in the individual property’s mortgage note document, including without limitation, the lender’s approval of the proposed buyer and the payment of the lender’s fees, costs and expenses associated with the sale of the property and the assumption of the loan.

In the event that a mortgage note is not paid off on the respective maturity date, each mortgage note includes hyperamortization provisions. The interest rate during the hyperamortization period shall be the fixed interest rate as stated on the respective mortgage note agreement plus 2.0%. The individual mortgage note maturity date, under the hyperamortization provisions, will be extended by 20 years. During such period, the lender will apply 100% of the rents collected to (i) all payments for escrow or reserve accounts, (ii) payment of interest at the original fixed interest rate, (iii) payments for the replacement reserve account, (iv) any other amounts due in accordance with the mortgage note agreement other than any additional interest expense, (v) any operating expenses of the property pursuant to an approved annual budget, (vi) any extraordinary expenses, (vii) payments to be applied to the reduction of the principal balance of the mortgage note, and (viii) any additional interest expense, which is not paid will be added to the principal balance of the mortgage note.

The Company’s weighted average interest rate relating to the fixed rate debt mortgage at March 31, 2006 and December 31, 2005 was approximately 5.38%.

The following table summarizes the scheduled aggregate principal repayments for the five years subsequent to December 31, 2005:

Principal
For the Year Ending December 31:	Repayments
2006	$ 12,820,000
2007	7,731,600
2008	8,625,000
2009	9,029,500
2010	49,302,248
Thereafter	26,476,000
Total	$ 113,984,348

The variable rate mortgages approximate fair market value. The fair value of our fixed rate mortgage notes payable at December 31, 2005 approximates $76,358,896.

NOTE 6 — INTANGIBLE LEASE LIABILITY

Identified intangible liability relating to the real estate acquisitions discussed in Note 3 consisted of the following:

	March 31,	December 31,
	2006	2005
Acquired below-market leases, net of accumulated amortization of $255,309 and $203,143 at March 31, 2006 (unaudited) and December 31, 2005, respectively (with a weighted average life of 162 and 165 months, respectively).	$1,969,448	$2,021,614

Amortization income recorded on the identified intangible liability for the quarters ended March 31, 2006 (unaudited) and 2005 (unaudited), the year ended December 31, 2005, and the period from inception (March 29, 2004) to December 31, 2004 was approximately $52,000, approximately $38,000, approximately $175,000, and approximately $28,000, respectively.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Estimated amortization income of the respective intangible lease liability as of December 31, 2005 for each of the five succeeding fiscal years is as follows:

Amount
Below
Year	Market Lease
2006	$202,620
2007	202,620
2008	202,620
2009	202,620
2010	200,396
$1,010,876

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material pending legal proceedings known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on the consolidated results of operations.

NOTE 8 — RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Certain affiliates of the Company receive fees and compensation in connection with the Offering, and the acquisition, management and sale of the assets of the Company.

In connection with the Offering, the Company paid selling commissions of up to 7% of gross offering proceeds, all of which were reallowed by Cole Capital to participating broker-dealers. In addition, Cole Capital received up to 2.5% of gross proceeds, before reallowance to participating broker-dealers, as a dealer-manager fee. Cole Capital, in its sole discretion, reallowed a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on such factors as the volume of shares sold by such participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. During the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company incurred approximately $4,438,000 and approximately $1,989,000 in commissions, respectively, all of which was reallowed to participating broker dealers. During the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company paid approximately $1,813,000 and approximately $714,000 to Cole Capital for dealer manager fees, of which approximately $446,000 and approximately $151,000 was reallowed to participating broker dealers, respectively. During the quarter ended March 31, 2006 (unaudited), no amounts were paid for commissions or dealer manager fees.

All organization and offering expenses (excluding selling commissions and the dealer-manager fee) were paid for by Cole Advisors or its affiliates and were reimbursed by the Company up to the lesser of 2% of gross offering proceeds or $800,000. During the quarters ended March 31, 2006 and 2005 (unaudited), no amounts were reimbursed to Cole Advisors for organizational and offering expenses by the Company. During the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company reimbursed the advisor approximately $332,000 and approximately $466,000, respectively, for organizational and offering expenses, of which $0 and approximately $4,000 was expensed as organization costs, respectively.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

Cole Advisors receives a finance coordination fee of up to 1% of the gross proceeds of any loan obtained in connection with an investment. The Company paid finance coordination fees to Cole Advisors of approximately $0 and approximately $101,000 during the quarters ended March 31, 2006 and 2005 (unaudited), respectively, and approximately $866,000 and approximately $397,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively.

The Company pays Cole Realty, its affiliated property manager, fees for the management and leasing of the Company’s properties. Such fees are equal to 3% of gross revenues, plus leasing commissions at prevailing market rates, not to exceed the greater of $4.50 per square foot or 7.5% of the total lease obligation. Cole Realty or its affiliates also receive acquisition and advisory fees of up to 3% of the contract purchase price of each property. The Company paid property management fees to Cole Realty of approximately $114,000 and approximately $42,000 during the quarters ended March 31, 2006 and 2005 (unaudited), respectively, and approximately $304,000 and approximately $28,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively. The Company paid acquisition fees to Cole Realty of approximately $0 and approximately $392,000 during the quarters ended March 31, 2006 and 2005 (unaudited), respectively, and approximately $3,822,000 and approximately $615,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively.

The Company pays Cole Advisors a monthly asset management fee of up to 0.75% of the aggregate asset value of the Company’s assets. The fee is payable monthly. During the period from inception (March 29, 2004) to December 31, 2004, the period from January 1, 2005 to June 30, 2005 and the period from July 1, 2005 to April 30, 2006, the Company paid Cole Advisors an asset management fee of 0.75%, 0.50% and 0.25% of the aggregate asset value of the Company’s assets, respectively. The Company is not obligated to pay any additional amounts for such periods. However, Cole Advisors may elect to increase its asset management fees in future periods up to the 0.75% fee. The Company paid asset management fees to Cole Advisors of approximately $123,000 and approximately $86,000 during the quarters ended March 31, 2006 and 2005 (unaudited), respectively, and approximately $422,000 and approximately $83,000 during the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, respectively.

If Cole Advisors, or its affiliates, provides substantial assistance in connection with the sale of one or more properties, the Company will pay Cole Advisors an amount equal to 3% of the contract price of each asset sold. In no event will the combined disposition fee paid to Cole Advisors, its affiliates and unaffiliated third parties exceed the reasonable, customary and competitive amount for such services. In addition, after investors have received a return of their net capital contributions and a 7.5% annual cumulative, non-compounded return, then Cole Advisors is entitled to receive 20% of the remaining net sale proceeds. During the quarter ended March 31, 2006 (unaudited), the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company did not pay any fees or amounts to Cole Advisors relating to the sale of properties.

Upon listing of the Company’s common stock on a national securities exchange or included for quotation on The Nasdaq National Market, a fee will be paid to Cole Advisors equal to 20% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 7.5% annual cumulative, non-compounded return to investors.

The Company will reimburse Cole Advisors for expenses it incurs in connection with its provision of administrative services, including related personnel costs. The Company will not reimburse for personnel costs in connection with services for which Cole Advisors receives acquisition fees or disposition fees. During the quarter ended March 31, 2006 (unaudited), the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company did not reimburse Cole Advisors for any such costs.

On July 30, 2004, COP I acquired 100% of the membership interest in Cole WW IV, LLC (“WW IV”) from Series A, LLC, an affiliate of the Company and the Company’s advisor, for a purchase price of approximately $13.2 million. WW IV, through wholly owned subsidiaries, owns three single tenant retail buildings 100% leased to WaWa, Inc.. The acquisition was funded by net proceeds from the Company’s offering and the assumption of an approximately $7.7 million loan secured by the properties. The Company’s board of director’s approved the transaction as being fair and reasonable to the Company.

On October 20, 2004, COP I acquired 100% of the membership interest in Cole RA Memphis TN, LLC (“RA Memphis”) from Series B, LLC (“Series B”), an affiliate of the Company and the Company’s advisor, for a purchase price of approximately $3.5 million. RA Memphis owns a single tenant retail building 100% leased to Rite Aid Corporation. The acquisition was funded by net proceeds from the Company’s offering. The Company’s board of director’s approved the transaction as being fair and reasonable to the Company.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

On October 28, 2004, COP I acquired 100% of the membership interest in Cole RA Warren OH, LLC (“RA Warren”) from Series B for a purchase price of approximately $3.4 million. RA Warren owns a single tenant retail building 100% leased to Rite Aid Corporation. The acquisition was funded by net proceeds from the Company’s offering and a $750,000 loan from Series B. The loan from Series B was secured by the property, carried a fixed interest rate of 8.0% and was paid in full on November 8, 2004. The Company’s board of director’s approved the transaction as being fair and reasonable to the Company.

On November 15, 2004, COP I acquired 100% of the membership interest in Cole CM Merriam KS, LLC (“CM Merriam”) from Series B for a purchase price of approximately $19.0 million. CM Merriam owns a single tenant retail building 100% leased to CarMax, Inc. The acquisition was funded by net proceeds from the Company’s offering and the assumption of an approximately $14.2 million loan secured by the property. The Company’s board of director’s approved the transaction as being fair and reasonable to the Company.

On August 11, 2005, COP I acquired, in separate transactions, 100% of the membership interest in Cole WG Newton KS, LLC (“WG Newton”) and 100% of the membership interest in Cole WG Hutchinson KS, LLC (“WG Hutchinson”) from Series B, LLC, an affiliate of the Company and the Company’s advisor, for purchase prices of approximately $4.7 million and approximately $5.6 million, respectively. WG Newton and WG Hutchinson each own a single tenant retail building 100% leased to The Walgreen Co. The WG Newton acquisition was funded by net proceeds from the Company’s offering and the assumption of an approximately $2.9 million loan secured by the property. The WG Hutchinson acquisition was funded by net proceeds from the Company’s offering and the assumption of an approximately $3.5 million loan secured by the property. The Company’s board of director’s approved each of the transactions as being fair and reasonable to the Company.

On September 29, 2005, a wholly owned subsidiary of the Company borrowed $14,800,000 from Cole Takedown, LLC (“Cole Takedown”), which is an affiliate of the Company and the Company’s advisor, by executing a promissory note which was secured by the membership interest held by Cole OP I in the wholly owned subsidiary. The loan proceeds were used to acquire a property with a purchase price of approximately $14.4 million, exclusive of closing costs. The loan had a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and accrued and unpaid interest payable in full on March 29, 2006. The loan was generally non recourse to Cole OP I and could be prepaid at any time without penalty or premium. The Company’s board of directors approved the loan and determined that its terms were no less favorable to the Company than loans between unaffiliated third parties under the same circumstances. The Company repaid the loan in full on November 3, 2005.

On September 30, 2005, a wholly owned subsidiary of the Company borrowed $2,450,000 from Cole Takedown by executing a promissory note which was secured by the membership interest held by Cole OP I in the wholly owned subsidiary. The loan proceeds were used to acquire a property with a purchase price of approximately $2.4 million, exclusive of closing costs. The loan had a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and accrued and unpaid interest was payable in full on March 29, 2006. The loan was generally non recourse to Cole OP I and could be prepaid at any time without penalty or premium. The Company’s board of directors approved the loan and determined that its terms were no less favorable to the Company than loans between unaffiliated third parties under the same circumstances. The Company repaid the loan in full on December 29, 2005.

NOTE 9 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

NOTE 10 — STOCKHOLDERS EQUITY

Share Redemption Program

The Company’s common stock is currently not listed on a national securities exchange, or included for quotation on a national securities market, and the Company currently does not intend to list their common stock. In order to provide stockholders with the possibility of liquidity, stockholders who have held their shares for at least one year may receive the benefit of limited interim liquidity by presenting for redemption all or a minimum portion of their shares to the Company at any time in accordance with the procedures outlined below. At that time, the Company may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that the Company has sufficient funds available to it to fund such redemption. The Company will not pay its advisor or its affiliates any fees to complete any transactions under the share redemption program.

The Company will determine at the beginning of each fiscal year the maximum amount of shares that it may redeem during that year. The Company may use up to 1.0% of its annual cash flow to meet these redemption needs, including cash proceeds generated from new offerings, operating cash flow not intended for dividends, borrowings, and capital transactions such as asset sales or refinancings. No shares were redeemed during the quarter ended March 31, 2006 (unaudited), the year ended December 31, 2005 or from the period of inception (March 29, 2004) to December 31, 2004.

Except as described below for redemptions upon the death of a stockholder, the purchase price for the redeemed shares will equal the lesser of (1) the price actually paid for those shares or (2) either (i) $8.50 per share or (ii) 90.0% of the net asset value per share, as determined by the Company’s advisor or another firm it might choose for that purpose. The Company’s board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a stockholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemption, or (4) otherwise amend the terms of the share redemption program.

The purchase price for shares redeemed upon the death of a stockholder generally will be equal to the price the stockholder actually paid for the shares. If, at the time of redemption, the Company’s advisor or another firm it might choose for that purpose, has made a determination of the net asset value per share, the purchase price for shares redeemed upon the death of a stockholder will be the net asset value of the shares as so determined. The Company will redeem shares upon the death of a stockholder only to the extent that it has sufficient funds available to the Company to fund such redemption.

Redemption of shares, when requested, may generally be made quarterly on a first-come, first-served basis. The Company cannot guarantee that it will have sufficient available cash flow to accommodate any or all requests made in any quarter. If the Company does not have such sufficient funds available, at the time when redemption is requested, a stockholder can (1) withdraw his or her request for redemption or (2) ask that the Company honor such stockholder request at such time, if any, when sufficient funds become available. Such pending requests will generally be honored on a first-come, first-served basis.

Stockholders may present to the Company fewer than all of their shares for redemption, except that (1) any participating stockholder must present for redemption at least 2,500 shares and (2) if any participating stockholder retains any shares, such stockholder must retain at least 2,500 shares.

The shares the Company redeems under its share redemption program will be cancelled and return to the status of unauthorized but unissued shares. The Company does not intend to resell such shares to the public unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. During the quarter ended March 31, 2006 (unaudited), the Company redeemed 2,500 shares at $8.50 per share under the share redemption program. The Company had no share redemptions in 2005 and 2004.

COLE CREDIT PROPERTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the Three Months Ended March 31, 2006 and 2005 (unaudited),

the year end December 31, 2005 and the period from inception

(March 29, 2004) to December 31, 2004

NOTE 11 — INCOME TAXES

For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. The following table represents the character of distributions to stockholders for the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004:

Character of Distributions:	2005	2004
Ordinary income	49%	100%
Return of capital	51%	0%
Total	100%	100%

NOTE 12 — OPERATING LEASES

All of the Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, at December 31, 2005 is as follows:

Year ending December 31:	Amount
2006	$15,151,358
2007	15,164,828
2008	15,193,856
2009	15,576,328
2010	15,516,113
Thereafter	154,908,691
Total	$231,511,174

NOTE 13 — SUBSEQUENT EVENTS

Declaration of Distributions

The Company’s board of directors declared a distribution of $589,133, or $0.0583 per share, for April 2006.

Selected Summary Financial Data and Financial Statement Related to Acquired Real Estate Operations

During the year ended December 31, 2005 and the period from inception (March 29, 2004) to December 31, 2004, the Company acquired 30 properties and 11 properties, respectively. The Summary Financial Data and Financial Statement included herein for 17 properties are provided to comply with the provisions of Article 3-14 of Regulation S-X, and related guidance, promulgated by the Securities and Exchange Commission, which requires certain information with respect to acquired real estate operations to be included with certain filings with the Securities and Exchange Commission.

Wawa Corporation

Summary Financial Data

Wawa Portfolio

On July 30, 2004, the Company acquired 100% of the membership interests in Cole WW II, LLC (“WW II”) from Series A, LLC (“Series A”), an affiliate of the Company and the Company’s advisor, for a purchase price of approximately $13.2 million. Through certain wholly owned subsidiaries, WW II owns a portfolio of three separate freestanding convenience stores (the “Wawa Properties”) leased to Wawa, Inc. (“Wawa”). The Wawa Properties consist of an approximately 5,600 square foot single-tenant convenience store on an approximately 1.9 acre site located in Vineland, New Jersey, an approximately 5,600 square foot single tenant convenience store on an approximately 2.6 acre site located in Newark, Delaware, and an approximately 4,700 square foot single tenant convenience store on an approximately 2.0 acre site located in Clifton Heights, Pennsylvania. The Wawa Properties are 100% leased to Wawa under a master lease agreement. Pursuant to the lease agreement Wawa is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Offering and the assumption of an approximately $7.7 million loan secured by the Wawa Properties.

Wawa operates over 500 food convenience stores in 5 states, specializing in convenience foods, grocery items and gasoline products. In determining the creditworthiness of Wawa, the Company considered a variety of factors, including historical financial information and financial performance and local market position.

Because the Wawa Properties are 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Wawa, are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the property acquired.

The following summary financial data regarding Wawa is taken from its previously audited financial statements:

	For the Fiscal Year Ended
	12/25/2005	12/26/2004	12/28/2003
	(in thousands)
Consolidated Statements of Operations
Revenues	$4,361,615	$3,473,610	$2,819,201
Operating Income	112,189	93,380	83,159
Net Income	69,459	58,609	50,637
	As of the Fiscal Year Ended
	12/25/2005	12/26/2004	12/28/2003
	(in thousands)
Consolidated Balance Sheets
Total Assets	$1,188,915	$1,004,644	$932,760
Long-term Debt	459,983	394,737	363,379
Stockholders’ Equity	289,613	253,378	213,551

Summary Financial Data

CarMax, Inc.

CarMax in Merriam, Kansas

On November 14, 2004, the Company acquired 100% of the membership interest in Cole CM Merriam KS, LLC (“CM Merriam”) from Series B, LLC (“Series B”), an affiliate of the Company and the Company’s advisor, for a purchase price of approximately $19.0 million. CM Merriam owns a single-tenant retail building containing approximately 55,000 square feet of rentable space located on an approximately 17.27 acre site in Merriam, Kansas (the “CM Merriam Property”). The CM Merriam Property is 100% leased to CarMax, Inc. (“CarMax”). Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Company’s Offering and the assumption of an approximately $14.2 million loan secured by the CM Merriam Property.

CarMax currently operates 68 used car superstores in 38 markets. The company’s stock is publicly traded on the New York Stock Exchange under the ticker symbol “KMX”.

Because the CM Merriam Property is 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, CarMax, are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the properties acquired.

CarMax currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding CarMax are taken from its previously filed public reports:

	For the Fiscal Year Ended
	2/28/2005	2/28/2004	2/28/2003
	(in millions)
Consolidated Statements of Operations
Revenues	$5,260.3	$4,597.7	$3,969.9
Operating Income	184.5	189.5	156.7
Net Income	112.9	116.5	94.8

	As of the Fiscal Year Ended
	2/28/2005	2/28/2004	2/28/2003
	(in millions)
Consolidated Balance Sheets
Total Assets	$1,293.0	$1,047.9	$917.6
Long-term Debt	128.4	100.0	100.0
Stockholders’ Equity	801.0	680.7	554.6

For more detailed financial information regarding CarMax, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Rite Aid Corporation

Rite Aid in Memphis, Tennessee

On October 20, 2004, the Company acquired 100% of the membership interests in Cole RA Memphis TN, LLC (“RA Memphis”) from Series B for a purchase price of approximately $3.5 million. RA Memphis owns a single-tenant building containing approximately 11,000 square feet of rentable space located on an approximately 1.6 acre site in Memphis, Tennessee (the “RA Memphis Property”). The RA Memphis Property is 100% leased to Rite Aid of Tennessee, Inc., a wholly-owned subsidiary of Rite Aid Corporation, (“Rite Aid”) which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Company’s Offering.

Rite Aid in Warren, Ohio

On October 28, 2004, the Company acquired 100% of the membership interests in Cole RA Warren OH, LLC (“RA Warren”) from Series B for a purchase price of approximately $3.4 million. RA Warren owns a single-tenant building containing approximately 11,000 square feet of rentable space located on an approximately 1.5 acre site in Warren, Ohio (the “RA Warren Property”). The RA Warren Property is 100% leased to Rite Aid of Ohio, Inc., a wholly-owned subsidiary of Rite Aid, which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Company’s Offering and a $750,000 loan from Series B secured by the RA Warren Property.

Rite Aid in Bangor, ME

On April 14, 2005, the Company acquired a single-tenant retail building containing approximately 13,000 square feet of rentable space located on an approximately 2.05 acre site in Bangor, Maine (the “RA Bangor Property”). The RA Bangor Property is 100% leased to Rite Aid of Maine, Inc., a wholly-owned subsidiary of Rite Aid, which guarantees the lease. Pursuant to the lease the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the RA Bangor Property was approximately $4.3 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s private placement of common stock (the “Offering”) and an approximately $3.4 million loan secured by the RA Bangor Property.

Rite Aid operates over 3,300 drugstores in 29 states and Washington, DC. Rite Aid has a Standard and Poor’s credit rating of “B+” and its stock is publicly traded on the New York Stock Exchange under the symbol “RAD”.

Because the RA Bangor Property is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lease guarantor, Rite Aid, may be more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the SEC, we have not provided audited financial statements of the property acquired.

Rite Aid currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Rite Aid has been taken from its previously filed public reports:

	For the Nine Months Ended	For the Fiscal Year Ended
	11/26/2005	2/26/2005	2/28/2004	3/1/2003
		(in thousands)
Consolidated Statements of Operations
Revenues	$12,499,642	$16,816,439	$16,600,449	$15,791,278
Operating Income (Loss)	37,628	134,007	34,584	(154,482)
Net Income (Loss)	26,633	302,478	83,379	(112,542)

	As of	As of the Fiscal Year Ended
	11/26/2005	2/26/2005	2/28/2004	3/1/2003
		(in thousands)
Consolidated Balance Sheets
Total Assets	$5,836,251	$5,932,583	$6,245,634	$6,132,766
Long-term Debt	2,478,758	2,680,998	3,451,352	3,345,365
Stockholders’ Equity (Deficit)	352,318	322,934	(8,277)	(129,938)

For more detailed financial information regarding Rite Aid, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

CVS Corporation

CVS in Lago Vista, Texas

On June 3, 2005, the Company acquired a single-tenant retail building containing approximately 14,000 square feet of rentable space located on an approximately 2.74 acre site in Lago Vista, Texas (the “CV Lago Vista Property”). The CV Lago Vista Property is 100% leased to CVS EGL Lohmans Ford TX, LP, a wholly-owned subsidiary of CVS Corporation (“CVS”), which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CV Lago Vista Property was approximately $4.8 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $3.2 million loan secured by the CV Lago Vista Property.

CVS in Duncanville, Texas

On June 20, 2005, the Company acquired a single-tenant retail building containing approximately 11,000 square feet of rentable space located on an approximately 1.60 acre site in Duncanville, Texas (the “CV Duncanville Property”). The CV Duncanville Property is 100% leased to CVS EGL Cedar Ridge TX, LP, a wholly-owned subsidiary of CVS, which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CV Duncanville Property was approximately $3.3 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $2.1 million loan secured by the CV Duncanville Property.

CVS in Independence, Missouri

On June 20, 2005, the Company acquired a single-tenant retail building containing approximately 11,000 square feet of rentable space located on an approximately 1.60 acre site in Independence, Missouri (the “CV Independence Property”). The CV Independence Property is 100% leased to CVS EGL Hwy 24 Independence MO, Inc., a wholly-owned subsidiary of CVS, which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CV Independence Property was approximately $3.9 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $2.5 million loan secured by the CV Independence Property.

CVS operates over 5,000 stores in 36 states. CVS has a Standard & Poor’s credit rating of “A-” and the company’s stock is publicly traded on the New York Stock Exchange under the ticker symbol “CVS.”

Because the CV Lago Vista Property, CV Duncanville Property and the CV Independence Property are 100% leased to a single tenant on a long-term basis under net leases that transfer substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lease guarantor, CVS, are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the properties acquired.

CVS currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding CVS are taken from its previously filed public reports:

	For the Fiscal Year Ended
	12/31/2005	1/1/2005	1/3/2004
	(in millions)
Consolidated Statements of Operations
Revenues	$37,006.2	$30,594.3	$26,588.0
Operating Income	2,019.5	1,454.7	1,423.6
Net Income	1,224.7	918.8	847.3

	As of the Fiscal Year Ended
	12/31/2005	1/1/2005	1/3/2004
	(in millions)
Consolidated Balance Sheets
Total Assets	$15,283.4	$14,546.8	$10,543.1
Long-term Debt	1,594.1	1,925.9	753.1
Stockholders’ Equity	8,331.2	6,987.2	6,021.8

For more detailed financial information regarding CVS, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Walgreen Co.

Walgreens in Hutchinson, Kansas

On August 11, 2005, the Company acquired 100% of the membership interest in Cole WG Hutchinson KS, LLC (“WG Hutchinson”) from Series B, for a purchase price of approximately $5.6 million. WG Hutchinson owns a single-tenant retail building containing approximately 14,000 square feet of rentable space located on an approximately 2.31 acre site in Hutchinson, Kansas (the “WG Hutchinson Property”). The WG Hutchinson Property is 100% leased to Walgreen Co. (“Walgreens”). Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Company’s Offering and the assumption of an approximately $4.3 million loan secured by the WG Hutchinson Property.

Walgreens in Newton, Kansas

On August 11, 2005, the Company acquired 100% of the membership interests in Cole WG Newton KS, LLC (“WG Newton”) from Series B for a purchase price of approximately $4.7 million. WG Newton owns a single-tenant building containing approximately 14,000 square feet of rentable space located on an approximately 2.23 acre site in Newton, Kansas (the “WG Newton Property”). The WG Newton Property is 100% leased to Walgreens. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The acquisition was funded by net proceeds from the Company’s Offering and the assumption of an approximately $3.6 million loan secured by the WG Newton Property.

Walgreens has over 4,900 stores in 45 states and Puerto Rico. Walgreens has a Standard & Poor’s credit rating of “A+” and the company’s stock is publicly traded on the New York Stock Exchange under the ticker symbol “WAG”.

Because the WG Hutchinson Property and WG Newton Property are 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Walgreens, are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the properties acquired.

Walgreens currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Walgreens are taken from its previously filed public reports:

	For the Six Months Ended	For the Fiscal Year Ended
	2/28/2006	8/31/2005	8/31/2004	8/31/2003
		(in millions)
Consolidated Statements of Operations
Revenues	$23,063.5	$42,201.6	$37,508.2	$32,505.4
Operating Income	1,379.5	2,424.0	2,142.4	1,860.9
Net Income	869.1	1,559.5	1,349.8	1,165.1

	As of	As of the Fiscal Year Ended
	2/28/2006	8/31/2005	8/31/2004	8/31/2003
		(in millions)
Consolidated Balance Sheets
Total Assets	$15,639.1	$14,608.8	$13,342.1	$11,656.8
Long-term Debt	**	12.0	12.4	9.4
Stockholders’ Equity	9,453.1	8,889.7	8,139.7	7,117.8
** - Comparative long-term debt balances were not available per the Walgreen Co. quarterly report as of 2/28/06.

For more detailed financial information regarding Walgreens, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Conn’s Inc.

Conn’s in Austin, Texas (Anderson Ln)

On August 31, 2005, the Company acquired a single-tenant retail building containing approximately 25,000 square feet of rentable space located on an approximately 1.91 acre site in Austin, Texas (the “CO Austin Property”). The CO Austin Property is 100% leased to CAI, LP (“CAI”), a wholly-owned subsidiary of Conn’s Inc. (“Conn’s”), which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CO Austin Property was approximately $4.8 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $2.6 million loan secured by the CO Austin Property.

Conn’s in Austin, Texas (Pecan Park)

On August 31, 2005, the Company acquired a single-tenant retail building containing approximately 25,000 square feet of rentable space located on an approximately 3.16 acre site in Austin, Texas (the “CO Pecan Park Property”). The CO Pecan Park Property is 100% leased to CAI, a wholly-owned subsidiary of Conn’s, which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CO Pecan Park Property was approximately $4.7 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $2.6 million loan secured by the CO Pecan Park Property.

Conn’s in Hurst, Texas

On August 31, 2005, the Company acquired a single-tenant retail building containing approximately 25,000 square feet of rentable space located on an approximately 2.06 acre site in Hurst, Texas (the “CO Hurst Property”). The CO Hurst Property is 100% leased to CAI, a wholly-owned subsidiary of Conn’s, which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the CO Hurst Property was approximately $2.6 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $1.4 million loan secured by the CO Hurst Property.

Conn’s is a specialty retailer of home appliances and consumer electronics operating 57 stores in the southwestern United States. Conn’s is publicly traded on the Nasdaq under the ticker symbol “CONN”.

Because the CO Austin Property, CO Pecan Park Property and the CO Hurst Property are 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lease guarantor, Conn’s Inc., are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the properties acquired.

Conn’s currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Conn’s are taken from its previously filed public reports:

	For the Fiscal Year Ended
	1/31/2006	1/31/2005	1/31/2004
Consolidated Statements of Operations	(in thousands)
Revenues	$569,877	$451,560	$402,579
Operating Income	63,648	48,845	41,767
Net Income	41,181	30,125	24,340

	As of the Fiscal Year Ended
	1/31/2006	1/31/2005	1/31/2004
Consolidated Balance Sheets	(in thousands)			(in thousands)
Total Assets	$341,995	$268,792	$234,760
Long-term Debt	-	5,003	14,174
Stockholders’ Equity	245,284	200,802	166,590

For more detailed financial information regarding Conn’s, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Best Buy Co, Inc.

Best Buy in Tupelo, Mississippi

On August 24, 2005, the Company acquired a single-tenant retail building containing approximately 20,000 square feet of rentable space located on an approximately 3.07 acre site in Tupelo, Mississippi (the “BB Tupelo Property”). The BB Tupelo Property is 100% leased to Best Buy Stores, LP, a wholly-owned subsidiary of Best Buy Co, Inc. (“Best Buy”), which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the BB Tupelo Property was approximately $4.2 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $2.7 million loan secured by the BB Tupelo Property.

Best Buy is a Fortune 100 company that operates over 940 retail stores across the United States and Canada. Best Buy has a Standard & Poor’s credit rating of BBB- and is publicly traded on the New York Stock Exchange under the ticker symbol “BBY”.

Because the BB Tupelo Property is 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lease guarantor, Best Buy Co., Inc., are more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the property acquired.

Best Buy currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Best Buy is taken from its previously filed public reports:

	For the Nine Months Ended	For the Fiscal Year Ended
	11/26/2005	2/26/2005	2/28/2004	3/1/2003
		(in millions)
Consolidated Statements of Operations
Revenues	$20,155	$27,433	$24,548	$20,943
Operating Income	689	1,442	1,304	1,010
Net Income	496	984	705	99

	As of	As of the Fiscal Year Ended
	11/26/2005	2/26/2005	2/28/2004	3/1/2003
		(in millions)
Consolidated Balance Sheets
Total Assets	$13,242	$10,294	$8,652	$7,694
Long-term Debt	554	528	482	828
Stockholders’ Equity	4,856	4,449	3,422	2,730

For more detailed financial information regarding Best Buy, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Gander Mountain Company

Gander Mountain in Houston, Texas

On May 26, 2005, the Company acquired a single-tenant retail building containing approximately 88,000 square feet of rentable space located on an approximately 8.17 acre site in Houston, Texas (the “GM Houston Property”). The GM Houston Property is 100% leased to Gander Mountain Company (“Gander Mountain”). Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the GM Houston Property was approximately $12.9 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $7.7 million loan secured by the GM Houston Property.

Gander Mountain operates over 98 stores in 18 states and specializes in hunting, fishing, camping marine and outdoor lifestyle products and services. Gander Mountain is publicly traded on the Nasdaq under the ticker symbol “GMTN”.

Because the GM Houston Property is 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Gander Mountain, is more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the property acquired.

Gander Mountain currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Gander Mountain is taken from its previously filed public reports:

	For the Fiscal Year Ended
	1/28/2006	1/29/2005	1/31/2004
Consolidated Statements of Operations	(in thousands)
Revenues	$804,474	$644,014	$489,530
Operating Income (Loss)	(2,201)	6,707	6,233
Net Income (Loss)	(13,307)	1,570	1,473

	As of the Fiscal Year Ended
	1/28/2006	1/29/2005	1/31/2004
Consolidated Balance Sheets	(in thousands)
Total Assets	$458,930	$385,843	$249,701
Long-term Debt	56,925	30,938	17,091
Stockholders’ Equity	149,825	162,308	64,498

For more detailed financial information regarding Gander Mountain, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Summary Financial Data

Apria Healthcare Group Inc.

Apria Healthcare in Indianapolis, Indiana

On May 17, 2005, the Company acquired a single-tenant building containing approximately 82,000 square feet of rentable space located on an approximately 8.80 acre site in Indianapolis, Indiana (the “AH Indianapolis Property”). The AH Indianapolis Property is 100% leased to Apria Healthcare, Inc., a wholly-owned subsidiary of Apria Healthcare Group Inc. (“Apria”), which guarantees the lease. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

The purchase price of the AH Indianapolis Property was approximately $7.1 million, exclusive of closing costs. The acquisition was funded by net proceeds from the Company’s Offering and an approximately $5.7 million loan secured by the AH Indianapolis Property.

Apria provides a broad range of home healthcare services through approximately 500 branch locations that serve patients in all 50 states. Apria has three major service lines: home respiratory therapy, home infusion therapy and home medical equipment. Apria has a Standard & Poor’s credit rating of BBB- and is publicly traded on the New York Stock Exchange under the symbol “AHG”.

Because the AH Indianapolis Property is 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Apria, is more relevant to investors than the financial statements of the property acquired. As a result, pursuant to guidance provided by the Securities and Exchange Commission, we have not provided audited financial statements of the property acquired.

Apria currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Apria is taken from its previously filed public reports:

	For the Fiscal Year Ended
	12/31/2005	12/31/2004	12/31/2003
Consolidated Statements of Operations	(in thousands)
Revenues	$1,474,101	$1,451,449	$1,380,945
Operating Income	129,489	201,055	201,599
Net Income	66,941	114,008	115,992

	As of the Fiscal Year Ended
	12/31/2005	12/31/2004	12/31/2003
Consolidated Balance Sheets	(in thousands)
Total Assets	$1,185,898	$1,107,664	$1,043,435
Long-term Debt	640,855	475,957	469,241
Stockholders’ Equity	327,164	406,185	365,948

For more detailed financial information regarding Apria, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Independent Auditors’ Report

To the Board of Directors of

Cole Credit Property Trust, Inc.

Phoenix, Arizona

We have audited the accompanying statement of revenues and certain operating expenses (the “Historical Summary”) of the VG College Park Property (the “Property”) for the year ended December 31, 2004. This Historical Summary is the responsibility of Cole Credit Property Trust, Inc. management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, such Historical Summary presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the Historical Summary of the VG College Park Property for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

April 28, 2006

VG College Park Property
Statement of Revenues and Certain Operating Expenses
For the period from January 1 through September 28, 2005 (unaudited) and the Year Ended December 31, 2004

	Period from January 1, 2005
	through September 28, 2005	Year ended
	(date of acquisition)	December 31, 2004

Revenues:
Rental revenue	$772,943	$1,030,590
Tenant reimbursement income	—	5,447
Total revenues	772,943	1,036,037

Certain Operating Expenses:
Property operating expenses	—	6,381
General and administrative expenses	5,443	7,254

Total certain operating expenses	5,443	13,635

Revenues in excess of certain operating expenses	$767,500	$1,022,402

See accompanying notes to statement of revenues and certain operating expenses.

VG College Park Property

Notes to the Statement of Revenues and Certain Operating Expenses

For the period from January 1 through September 28, 2005 (unaudited)

and the Year Ended December 31, 2004

1. Basis of Presentation

On September 29, 2005, Cole Credit Property Trust, Inc. (the “Company”) acquired a single-tenant building containing approximately 23,000 square feet of rentable space located on an approximately 31.14 acre site in Atlanta, Georgia (the “VG College Park Property”). The VG College Park Property is 100% leased to Vanguard Car Rental USA, Inc (“Vanguard”).

The statement of revenues and certain operating expenses (the “Historical Summary”) has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. This Historical Summary includes the historical revenues and certain operating expenses of the VG College Park Property, exclusive of items which may not be comparable to the proposed future operations of the VG College Park Property. Material amounts that would not be directly attributable to future operating results of the VG College Park Property are excluded, and the financial statements are not intended to be a complete presentation of the VG College Park Property’s revenues and expenses. Items excluded consist of depreciation, interest expense and management fees.

2. Significant Accounting Policies

Revenue Recognition

The lease is accounted for as an operating lease and minimum rental income is recognized on a straight-line basis over the remaining term of the lease. Tenant reimbursements for certain operating expenses are recognized as income in the period the expense is incurred.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of historical summaries in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

3. Lease

The aggregate annual minimum future rental payments on the non-cancelable operating lease in effect as of December 31, 2005 are as follows:

Year ending December 31:
2006	$1,030,590
2007	1,030,590
2008	1,030,590
2009	1,030,590
2010	1,030,590
Thereafter	12,324,139
Total	$17,477,089

The minimum future rental income represents the base rent required to be paid under the terms of the lease exclusive of charges for contingent rents, electrical services, real estate taxes, and operating cost escalations.

4. Tenant Concentration

For the year ended December 31, 2005, our sole tenant, Vanguard, accounted for 100% of the annual rental income for the VG College Park Property. If the tenant were to default on their lease, future revenue of the VG College Park Property would be materially and adversely impacted.

5. Commitments and Contingencies

Litigation

The VG College Park Property may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the VG College Park Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the VG College Park Property may be potentially liable for costs and damages related to environmental matters. The VG College Park Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that they believe will have a material adverse effect on the VG College Park Property’s results of operations.

Cole Credit Property Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2005

(Unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the respective properties as disclosed in the notes hereto on January 1, 2005. The Company did not acquire properties subsequent to December 31, 2005, and as a result, a Pro Forma Consolidated Statement of Operations for the Quarter ended March 31, 2006 has not been presented.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements for the year ended December 31, 2005 and notes thereto as filed in the Company’s Registration Statement on Form 10-SB filed with the Securities and Exchange Commission. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the transactions on January 1, 2005, nor does it purport to represent its future operations.

	For the Year Ended December 31, 2005 As Reported	Current Acquisitions Pro Forma Adjustments		Pro Forma, For the Year Ended December 31, 2005
Revenues:	(a)	(b)
Rental and other income	$10,867,693	$5,129,387	(c)	$15,997,080
Expenses:
General and administrative	341,369	-		341,369
Property operating expenses	290,408	-		290,408
Property and asset management fees	726,065	473,291	(d)	1,199,356
			(e)
Depreciation	2,430,601	1,190,207	(f)	3,620,808
Amortization	1,208,193	545,316	(f)	1,753,509
Total operating expenses	4,996,636	2,208,814		7,205,450
Real estate operating income	5,871,057	2,920,573		8,791,630
Other Income (Expense):
Interest income	119,860	(5,439)		114,421
Interest expense	(4,664,223)	(2,402,029)	(g)	(7,066,252)
Total other income (expense)	(4,544,363)	(2,407,468)		(6,951,831)
Net Income (Loss)	$1,326,694	$513,105		$1,839,799

Weighted average number of Common shares outstanding
Basic and Diluted	7,156,606	2,941,645	(h)	10,098,251

Net income (loss) per common share
Basic and Diluted	$0.19			$0.18

See accompanying notes to the Pro Forma Consolidated Statement of Operations

Cole Credit Property Trust, Inc.

Notes to Pro Forma Consolidated Statement of Operations

December 31, 2005

(Unaudited)

a.	Reflects the Company’s historical results of operations for the year ended December 31, 2005.

b.

Reflects the Pro Forma results of operations for the following acquisitions: a single-tenant retail building 100% leased to Lowe’s Home Centers, Inc. located in Jonesboro, AR (the “LO Jonesboro Property”); a single-tenant retail building 100% leased to Revco Discount Drug Centers located in Whiteville, North Carolina (the “CV Whiteville Property”) a single-tenant retail building 100% leased to Rite Aid of Maine, Inc located in Bangor, Maine (the “RA Bangor Property”); a single-tenant retail building 100% leased to Tractor Supply Company (“Tractor Supply”) located in Woodstock, Virginia (the “TS Woodstock Property”); a single-tenant retail building 100% leased to The Sherwin-Williams Company (“Sherwin Williams”) located in Angola, Indiana (the “SW Angola Property”); a single-tenant retail building 100% leased to Sherwin Williams located in Ashtabula, Ohio (The SW Ashtabula Property”); a single-tenant retail building 100% leased to Sherwin Williams located in Boardman, Ohio (the “SW Boardman Property”) a single-tenant corporate center 100% leased to Apria Healthcare, Inc. located in Indianapolis, Indiana (the “AH Indianapolis Property”); a single-tenant retail building 100% leased to Gander Mountain Company located in Houston, Texas (the “GM Houston Property”); a single-tenant retail building 100% leased to CVS EGL Lohmans Ford TX, LP located in Lago Vista, Texas (the “CV Lago Vista Property”); a single-tenant retail building 100% leased to CVS EGL Cedar Ridge TX, LP located in Duncanville, Texas (the “CV Duncanville Property”); a single-tenant retail building 100% leased to CVS EGL Hwy 24 Independence MO, Inc. located in Independence, Missouri (the “CV Independence Property”); a single-tenant retail building 100% leased to Eckerd Corporation located in Murfreesboro, Tennessee (the “EK Murfreesboro Property”); a single-tenant retail building 100% leased to Midwest Theatres Corporation located in Rochester, Minnesota (the “CN Rochester Property”); a single-tenant retail building 100% leased to Eckerd Corporation located in Spartanburg, South Carolina (the “EK Spartanburg Property”); a single-tenant retail building 100% leased to Rite Aid of Ohio, Inc located in Wheelersburg, Ohio (the “RA Wheelersburg Property”)’ a single-tenant retail building 100% leased to Eckerd Corporation located in Philadelphia, Pennsylvania (the EK Philadelphia Property”); a single-tenant retail building 100% leased to Eckerd Corporation located in Hayes, Virginia (the “EK Hayes Property”); a single-tenant retail building 100% leased to Eckerd Corporation located in Travelers Rest, South Carolina (the “EK Spartanburg Property”); a single-tenant retail building 100% leased to Tractor Supply located in Paducah, Kentucky (the “TS Paducah Property”); a single-tenant retail building 100% leased to Rite Aid of Ohio, Inc located in St. Mary’s, Ohio (the “RA St. Mary’s Property”) a single-tenant retail building 100% leased to Walgreen Co, located in Hutchinson, Kansas (the “WG Hutchinson Property”); a single-tenant retail building 100% leased to Walgreen Co., located in Newton, Kansas (the “WG Newton Property”); a single-tenant retail building 100% leased to Tractor Supply located in Glasgow, Kentucky (the “TS Glasgow Property”) a single-tenant retail building 100% leased to Best Buy Stores, LP, located in Tupelo, Mississippi (the “BB Tupelo Property”); two single-tenant retail buildings 100% leased to CAI, LP (“CAI”) located in Austin, Texas (the “CO Pecan Park Property”) and (the “CO Anderson Ln Property”); a single-tenant retail building 100% leased to CAI located in Hurst, Texas (the “CO Hurst Property”); a single-tenant retail building 100% leased to Rite Aid of Maine, Inc located in Buxton, Maine (the “RA Buxton Property”) and a single-tenant corporate center 100% leased to National Car Rental System, Inc, located in College Park, Georgia (the “VG College Park Property”), collectively (the “Pro-Forma Properties”) for the year ended December 31, 2005.

c.	Represents the straight line rental revenues for the Pro-Forma Properties in accordance with their lease agreements.

d.	Reflects the annualized asset management fee of 0.375% (a monthly rate of 0.03125%) of the Pro-Forma Properties asset values payable to our Advisor.

e.	Reflects the property management fee equal to 3% of gross revenues of the Pro-Forma Properties payable to an affiliate of our Advisor.

f.

Represents depreciation and amortization expense for the Pro-Forma Properties. Depreciation and amortization expense is based on the Company’s purchase price allocations. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

g.	Represents interest expense associated with the debt incurred to finance the acquisition of the Pro-Forma Properties. The loan terms are as follows:

Property	Loan Amount	Interest Rate	Maturity
LO Jonesboro Property	$8,400,000	4.87%	April 11, 2010
CV Whiteville Property	$1,736,000	5.27%	March 11, 2015
RA Bangor Property	$3,400,000	5.40%	July 11, 2010
TS Woodstock Property	$1,658,000	5.45%	May 11, 2015
SW Angola Property	$709,000	5.40%	July 11, 2010
SW Ashtabula Property	$493,000	5.40%	July 11, 2010
SW Boardman Property	$595,000	5.40%	July 11, 2010
AH Indianapolis Property	$5,680,000	5.40%	July 11, 2010
GM Houston Property	$7,731,600	5.49%	May 26, 2007
CV Lago Vista Property	$3,151,000	5.42%	July 11, 2015
CV Duncanville Property	$2,137,000	5.40%	July 11, 2010
CV Independence Property	$2,521,000	5.40%	July 11, 2010
EK Murfreesboro Property	$2,303,000	5.40%	July 11, 2010
CN Rochester Property	$4,070,000	One Month LIBOR + 2.0%	June 24, 2006
EK Spartanburg Property	$3,406,000	5.55%	July 11, 2015
RA Wheelersburg Property	$1,380,000	5.40%	July 11, 2010
EK Philadelphia Property	$2,691,000	5.40%	July 11, 2010
EK Hayes Property	$2,773,000	5.55%	July 11, 2015
EK Travelers Rest Property	$3,137,000	5.63%	August 11, 2015
TS Paducah Property	$1,187,000	5.64%	August 11, 2015
RA St. Mary’s Property	$1,687,000	5.64%	August 11, 2015
WG Hutchinson Property	$3,462,000	5.51%	August 11, 2015
WG Newton Property	$2,891,000	5.51%	August 11, 2015
TS Glasgow Property	$1,388,000	5.53%	September 11, 2015
BB Tupelo Property	$2,707,000	5.57%	September 11, 2010
CO Anderson Ln Property	$2,640,000	5.71%	October 11, 2010
CO Pecan Park Property	$2,571,000	5.71%	October 11, 2010
CO Hurst Property	$1,444,000	5.71%	October 11, 2010
VG College Park Property	$8,625,000	One Month LIBOR + 1.9%	November 3, 2008
RA Buxton Property	$2,450,000	One Month LIBOR + 2.0%	March 30, 2006

h.

Represents a pro forma adjustment to the weighted average common shares outstanding to reflect all shares outstanding on December 31, 2005 as though they were issued on January 1, 2005. As the Company had insufficient capital at January 1, 2005 to acquire the respective properties which are included in the pro forma results of operations, it is necessary to assume all of the shares outstanding as of December 31, 2005 were outstanding on January 1, 2005.

i.

A pro-forma Balance Sheet as of December 31, 2005 is not included as each of the respective properties was acquired prior to December 31, 2005 and is included in the Company’s consolidated balance sheet as of December 31, 2005.

PART III

ITEM 1.	INDEX TO EXHIBITS

EXHIBIT INDEX

The following exhibits are filed as a part of this Form 10-SB Registration Statement and numbered in accordance with Part III of Form 10-SB.

Exhibit No.	Description
2.1	Articles of Incorporation.
2.2	Amended and Restated Bylaws.
6.1	Agreement of Limited Partnership of Cole Operating Partnership I, LP, dated April 6, 2004, between Cole Credit Property Trust, Inc. and the limited partners thereto.
6.2

Property Management and Leasing Agreement, dated April 6, 2004, among Cole Credit Property Trust, Inc., Cole Operating Partnership I, LP and Cole Realty Advisors, Inc. (f/k/a Fund Realty Advisors, Inc.)

6.3	Advisory Agreement, dated April 6, 2004, as amended, between Cole Credit Property Trust, Inc. and Cole REIT Advisors, LLC.
6.4	Dealer Manager Agreement, dated April 6, 2004, between Cole Credit Property Trust, Inc. and Cole Capital Corporation.
6.5	Escrow Agreement, dated April 7, 2004, between Cole Credit Property Trust, Inc. and Wells Fargo Bank, N.A.
6.6	Forward Rate Lock Agreement, dated May 3, 2005, between Wachovia Bank, N.A. and Cole Credit Property Trust, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cole Credit Property Trust, Inc.
Date: May 1, 2006

By:	/s/ BLAIR D. KOBLENZ
Name:	Blair D. Koblenz
Title:	Executive Vice President and Chief Financial Officer